82-4569

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

9 June 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

Dear Sir/Madam

ABSA GROUP LIMITED: CIRCULAR TO ORDINARY SHAREHOLDERS

Following the SENS announcement by Absa Group Limited in respect of a proposed introduction of empowerment shareholders at Absa Group Limited level, published in the Securities Exchange News Service (SENS) of the Johannesburg Securities Exchange South Africa (JSE), on 6 April 2004, attached please a copy of the circular to ordinary shareholders in this regard for your information and records

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

dw 6/15

IF YOU HAVE ANY QUESTIONS REGARDING THE CONTENTS OF THIS CIRCULAR, PLEASE CALL THE ABSA CONTACT CENTRE HELPLINE ON 0860 000 007 OR +27 11 276 3994 IF CALLING FROM OUTSIDE SOUTH AFRICA

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action you should take in relation to this circular, please consult your Central Securities Depository Participant ("CSDP"), broker, banker, accountant, attorney or other professional adviser immediately.
2. If you have disposed of all your ordinary shares in Absa Group Limited ("Absa"), then this circular should be handed to the purchaser of such shares or the stockbroker, banker or agent through whom the disposal was effected.
3. If you are the registered holder of certificated Absa ordinary shares or you hold dematerialised Absa ordinary shares in your own name and if you are unable to attend the general meeting of Absa ordinary shareholders to be held at Absa, PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, at 11:45 on Friday, 25 June 2004 ("the general meeting") and wish to be represented at the general meeting, you should complete and return the attached form of proxy in accordance with the instructions contained therein so as to be received by the transfer secretaries, Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 11:45 on Wednesday, 23 June 2004.
4. If you are the holder of dematerialised Absa ordinary shares, other than holders of dematerialised Absa ordinary shares in your own name, you must timeously provide your CSDP or broker with your voting instructions for the general meeting in terms of the custody agreement entered into with your CSDP or broker. If however, you wish to attend the general meeting in person, then you will need to request your CSDP or broker timeously to provide you with the necessary authority to attend and vote your shares.

ABSA

Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa")

PROPOSED INTRODUCTION OF EMPOWERMENT SHAREHOLDERS INTO ABSA

CIRCULAR TO ORDINARY SHAREHOLDERS

relating to:

- **the creation of redeemable cumulative option holding preference shares ("redeemable preference shares") and increase of Absa's authorised share capital; and**
- **the specific issues for cash of:**
  - **73 152 300 new redeemable preference shares to broad-based Black Economic Empowerment groupings at an issue price of R2,00 per share;**
  - **a maximum of 7 315 200 new redeemable preference shares to a once-off Absa employee share ownership programme at an issue price of R2,00 per share,**

and incorporating:

- **a notice of general meeting; and**
- **a form of proxy for the general meeting.**

Merchant bank and co-sponsor

ABSA
Corporate & Merchant Bank
Corporate Finance
Absa Bank Limited
Reg No 1986/004794/06

Legal adviser

WWB
WEBBER WENTZEL BOWENS

Lead sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Independent expert

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Joint independent reporting accountants

KPMG

Joint independent reporting accountants

Ernst & Young
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Transfer secretaries

Computershare
Computershare Investor Services 2004 (Pty) Ltd

Date of issue: 28 May 2004

'n Afrikaanse weergawe van hierdie omsendbrief is by die oordragsekretaris beskikbaar.

TABLE OF CONTENTS

Registered Office
Absa Group Limited
Absa Towers East
170 Main Street
Johannesburg
2001

28 May 2004

Dear Shareholder

PROPOSED INTRODUCTION OF EMPOWERMENT SHAREHOLDERS INTO ABSA

1. The continued and sustainable growth of the South African economy will largely depend on the extent to which black South Africans meaningfully participate. To this end and as Absa is essentially a South African institution, Absa aims to facilitate significant increased participation by enhancing its engagement with black individuals and black-owned businesses – as shareholders, customers, employees, suppliers and members of the community.

2. Absa was an active participant in the development of the Financial Charter and is intent on meeting its direct shareholder obligations required by the Financial Charter by facilitating the introduction of 10% direct black ownership at the Absa holding company level. This together with the estimated indirect black shareholdings of between 12% and 14% as independently surveyed by the Business Map Foundation on behalf of the South African Banking Council in 2003, should enable Absa to substantially comply with the Financial Charter requirement of a 25% level of black ownership.

3. The Absa board of directors has accordingly proposed, subject to receiving the approval of shareholders at a general meeting to be convened specifically for that purpose, the introduction of new shareholder groupings consisting of:
   - broad-based black economic empowerment ("BEE") groupings, to be known as the Batho Bonke consortium, which will between them through a new company subscribe in cash for new redeemable preference shares representing 10% of the enlarged issued share capital of Absa; and
   - a once-off Absa employee share ownership programme which will through a new trust subscribe in cash for new redeemable preference shares representing up to 1% of the enlarged issued share capital of Absa.

   Each redeemable preference share confers the right on the registered holder thereof to subscribe, with effect from the option exercise dates during the option period, for one Absa ordinary share at the option strike price.

4. From Absa's perspective, the proposed transactions represent an important milestone in Absa's ongoing development. Its success will materially assist in commercially sustaining the company's growth prospects, for the benefit of its current and future shareholders. It will assist in positioning Absa as an entity with the profile and capacity to deliver quality services to key segments of the South African business community, including corporates, government and parastatals. It will provide the catalyst to sustain and provide further advances in each stakeholder component (being shareholders, customers, employees, suppliers and members of the community) of Absa's broader BEE strategy. This transaction demonstrates not only Absa's continuing commitment to grow its business, but also its resolve towards meaningful transformation at all levels of the business.

5. From the Batho Bonke consortium's perspective as a significant shareholder in Absa, the proposed BEE transaction presents an attractive opportunity to secure a material interest in Absa, with critical mass and scale. It also presents the Batho Bonke consortium with an opportunity to assist Absa in growing its business, and in so doing increase the value of their investment.

6. The notice of the general meeting convened specifically for the purposes of considering the special and ordinary resolutions necessary to give effect to the proposed transactions, is set out on pages 45 to 50 of this circular. Recognising the importance of its shareholders, the board wishes to encourage you to be present at the general meeting. This will afford you the opportunity to participate in discussions relating to the proposed transactions. I accordingly look forward to welcoming you at the general meeting.

Yours sincerely

D C CRONJÉ
Chairman

If you have any questions regarding the contents of this circular, please call the Absa Contact Centre Helpline on 0860 000 007 or + 27 11 276 3994 if phoning from outside South Africa.

Please note that your call will be recorded for customer safety.

CORPORATE INFORMATION

Secretary and registered office

W R Somerville
Absa Group Limited
(Registration number 1986/003934/06)
3rd Floor, Absa Towers East
170 Main Street
Johannesburg, 2001
(PO Box 7757, Johannesburg, 2000)
Telephone number: +27 11 350 4828

Joint independent reporting accountants

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag 9, Parkview, 2122)

Joint independent reporting accountants

Ernst & Young
Chartered Accountants (SA)
Wanderers Office Park
52 Corlett Drive
Illovo, 2196
(PO Box 2322, Johannesburg, 2000)

Merchant bank and co-sponsor

Absa Corporate and Merchant Bank
Corporate Finance
(A division of Absa Bank Limited)
(Registration number 1986/004794/06)
3rd Floor (3W2)
Absa Towers North
180 Commissioner Street
Johannesburg, 2001
(PO Box 8054, Johannesburg, 2000)

ADR and GDR Depositary

The Bank of New York
101 Barclay Street, 22W
New York, NY 10286
Telephone number +1 212 815 3326

Independent expert

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch group)
(Registered Sponsor and Member of the JSE Securities Exchange South Africa)
(Registration number 1996/001805/07)
130 West Street
Sandown, Sandton, 2196
(PO Box 651987, Benmore, 2146)

Legal adviser

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
(PO Box 61771, Marshalltown, 2107)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch group)
(Registered Sponsor and Member of the JSE Securities Exchange South Africa)
(Registration number 1996/001805/07)
130 West Street
Sandown, Sandton, 2196
(PO Box 651987, Benmore, 2146)

Transfer secretaries

Computershare Investor Services 2004 (Pty) Ltd
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone number: +27 11 370 5000

SALIENT DATES AND TIMES

	2004
Circular mailed to shareholders by	Wednesday, 2 June
Last day to lodge forms of proxy for the general meeting, by 11:45 on	Wednesday, 23 June
General meeting of shareholders to be held at 11:45 on	Friday, 25 June
Results of the general meeting to be released on SENS before the close of business on	Friday, 25 June
Results of the general meeting to be published in the South African press on	Monday, 28 June
Expected date of issue of new redeemable preference shares for cash on or about	Thursday, 1 July

Note:

The above dates and South African times are subject to change. Any changes will be released on SENS and published in the South African press.

DEFINITIONS

In this circular and the annexures hereto, unless the context indicates a contrary intention, references to the singular shall include the plural and *vice versa*; words denoting one gender shall include the other genders; expressions denoting natural persons shall include juristic persons and associations of persons; and words in the first column below shall have the meanings stated opposite them in the second column:

"Absa" or "the Company"	Absa Group Limited (registration number 1986/003934/06), a public company incorporated in South Africa, the entire issued ordinary share capital of which is listed on the JSE;
"Absa Bank"	Absa Bank Limited (registration number 1986/004794/06), a registered bank in terms of the Banks Act, a public company incorporated in South Africa and a wholly-owned subsidiary of Absa;
"Absa employee share ownership programme"	the proposed transaction whereby up to a maximum of 7 315 200 new redeemable preference shares will be issued, as a once-off issue, to a trust (the Absa ESOP Trust) on behalf of all employees of all South African wholly-owned subsidiaries of Absa – including South African employees on secondment elsewhere in the Absa group, but excluding directors of Absa and Absa Bank – on the basis that each employee will be issued and allocated (via the Absa ESOP Trust) 200 redeemable preference shares;
"Absa ESOP Trust"	the administrative trust is in the process of being established by Absa and Messrs Brian Patrick Connellan, Leslie Boyd and David Charles Brink, which will, subject to its registration and shareholder approval, regulate and administer the Absa employee share ownership programme;
"articles of association"	the articles of association of Absa;
"the Banks Act"	the Banks Act, 1990, as amended;
"Batho Bonke"	Main Street 169 (Proprietary) Limited (registration number 2003/016319/07), a private company incorporated in South Africa, which company is in the process of changing its name to Batho Bonke (Proprietary) Limited or such other name as the Registrar of Companies may approve;
"Batho Bonke consortium"	the consortium consisting of the BEE groupings reflected in paragraph 3.3 of this circular;
"Batho Bonke shares"	means ordinary shares of R0,01 each in the share capital of Batho Bonke;
"BEE"	as defined in the broad-based Black Economic Empowerment legislation and the Financial Charter, and which means the economic empowerment of all black people, including women, workers, youth, people with disabilities and people living in rural areas, through diverse but integrated socio-economic strategies;
"the BEE transaction"	the proposed transaction whereby 73 152 300 new redeemable preference shares will be issued to Batho Bonke for cash;
"beneficial holder"	a holder of the beneficial interest in dematerialised shares who is recorded in the beneficial shareholder records maintained by a CSDP;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated shares"	shares which have not been dematerialised and which are evidenced by share certificates or other physical documents of title;
"certificated shareholders"	Absa shareholders holding certificated shares;

"this circular"	this circular, dated 28 May 2004, including all annexures hereto, the notice of general meeting and form of proxy;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"CSDP"	Central Securities Depository Participant registered in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;
"dematerialised"	the process whereby paper share certificates are replaced with electronic records of ownership of shares or securities under STRATE with a CSDP or broker;
"dematerialised shares"	ordinary shares which have been dematerialised and incorporated into STRATE and which are no longer evidenced by share certificates or other physical documents of title;
"directors" or "board"	the board of directors of Absa;
"documents of title"	share certificates, transfer deeds, balance receipts and any other documents of title to ordinary shares acceptable to the board;
"eligible HDSA"	any person who is an HDSA and who is reasonably acceptable in writing to the directors of Absa;
"employer companies"	the applicable companies within the Absa group which are the respective employers of the eligible employees who participate in the Absa share ownership programme;
"empowerment requirements"	the empowerment requirements applicable from time to time to financial institutions in the financial sector (including Absa), contained in the Financial Charter and scorecard and related black empowerment legislation, in South Africa;
"Financial Charter"	the Financial Sector Charter and scorecard, dated 17 October 2003;
"final date"	31 March 2011, or such earlier date as Absa in its election may (but shall not be obliged to) determine if and after Absa and its subsidiaries shall have complied fully with all the empowerment requirements;
"final option exercise date"	the fifth anniversary of the date of issue of the redeemable preference shares;
"future members"	being the remaining members of the Batho Bonke consortium whose shares in Batho Bonke will be sold and transferred to them by the initial members by 30 September 2004;
"general meeting"	the general meeting of shareholders to be held at 11:45 on Friday, 25 June 2004, convened in terms of the notice of general meeting included in this circular, at which shareholders will consider the special and ordinary resolutions necessary to carry out and implement the proposed transactions;
"HDSA"	a citizen of South Africa generally recognised as a historically disadvantaged South African in the context of prevailing and/or historical socio-political conditions applicable in South Africa (and includes any natural person, company, close corporation, other juristic person or corporate entity, charity, partnership, trust, joint venture, syndicate or other association of persons or entities, or any other person controlled by any such citizen or citizens), and includes a black person as defined in the empowerment requirements;

"HDSA SPV"	Business Venture Investments No. 838 (Proprietary) Limited (registration number 2003/031976/07), a private company incorporated in South Africa, being a special purpose company warehousing vehicle for the purposes of ensuring through the voluntary and compulsory pre-emption mechanisms in the shareholders' agreement that Batho Bonke at all times prior to the final date will be and remain an HDSA;
"implementation date"	the third business day immediately following the date upon which the last of the outstanding suspensive conditions referred to in paragraph 5.4 of this circular shall have been fulfilled or waived, as the case may be;
"initial members"	the initial members of the Batho Bonke consortium – being the Promoters' companies, HDSA SPV and the ten regional co-ordinators – who will initially subscribe for all the Batho Bonke shares;
"the JSE"	the JSE Securities Exchange South Africa;
"last practicable date"	21 May 2004, being the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"nominee shareholder"	a registered shareholder of dematerialised ordinary shares who is not the owner of the beneficial interest in such shares;
"options"	the right conferred on the registered holder of each redeemable preference share to subscribe, effectively on the option exercise dates during the option period, for one ordinary share at the option strike price, which options may be exercised in lots of 100 only so as to avoid odd-lots;
"option exercise dates"	1 March, 1 June, 1 September or 1 December each year during the option period (or if that day is not a business day, then the immediately succeeding business day, or if that day falls within an Absa "closed period" as defined by the Listings Requirements, then the first business day following expiry of the relevant closed period);
"option period"	the period commencing on and including the first business day immediately following the third anniversary of the date of issue of the redeemable preference shares and ending at 16:00 on the final option exercise date;
"option strike price"	if the 30-day volume-weighted average trading price on the JSE of an ordinary share on the effective date of exercise of the option (option exercise date) is: – less than or equal to R70,00 then the option strike price is R48,00; or – greater than R70,00 but less than or equal to R100,00, then the option strike price is R48,00 plus R0,70 (70 cents) for each complete R1,00 increment in the ordinary share price over R70,00; or – greater than R100,00, then the option strike price is R69,00. The option strike price may be changed at the election of Absa, after consultation with Batho Bonke, if there is a change as envisaged by the proposed new article 176, including a change in interpretation of accounting standards and/or a change of and/or new accounting standards, which has the effect of any adjustments having to be made to the existing and/or any prior income statements and/or balance sheets and/or earnings per ordinary share and/or prior years profits of Absa, to a fixed option strike price of R58,00 per ordinary share;
"own name dematerialised shareholders"	shareholders that have dematerialised their ordinary shares through their CSDP and have instructed their CSDP to hold their ordinary shares in their own name on the sub-register (the list of shareholders maintained by the CSDP and forming part of Absa's share register);

"Promoters"	Mr Tokyo Sexwale, Mrs Nthobi Angel and Mr Leslie Maasdorp and specifically including each of the Promoters' companies;
"Promoters' companies"	in the case of Mr Tokyo Sexwale – Mvelaphanda Holdings (Proprietary) Limited (registration number 1997/021524/07); in the case of Mrs Nthobi Angel – Business Venture Investments No. 821 (Proprietary) Limited (registration number 2003/026429/07); and in the case of Mr Leslie Maasdorp – Business Venture Investments No. 819 (Proprietary) Limited (registration number 2003/026639/07) – all three companies of which are private companies incorporated in South Africa;
"proposed new articles"	the proposed new articles 174 to 182 to be included in the articles of association of Absa, attached to this circular as Schedule 1;
"the proposed transactions"	the BEE transaction and the Absa employee share ownership programme;
"redeemable preference shares"	redeemable cumulative option holding preference shares having a par value of R2,00 each in the share capital of Absa the terms of which are set out in the proposed new articles;
"registered holder"	a holder of shares registered as such in the register of Absa;
"regional co-ordinators"	the ten regional co-ordinators reflected in paragraph 3.3 of this circular;
"relationship agreement"	the agreement entered into between Absa, Batho Bonke, the Promoters and the Promoters' companies, dated 5 April 2004, which regulates, among other things, the relationship between the parties with regard to the BEE transaction;
"Sanlam"	Sanlam Limited (registration number 1959/001562/06), a public company incorporated in South Africa, the entire issued ordinary share capital of which is listed on the JSE;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders"	registered holders of shares and/or redeemable preference shares;
"shareholders' agreement"	the agreement entered into in April 2004 between Batho Bonke, the initial members of the Batho Bonke consortium, HDSA SPV and Absa, which regulates and protects, among other things, the affairs of shareholders of Batho Bonke and also ensures that Batho Bonke remains HDSA controlled until the final date as part of the BEE transaction;
"shares" or "ordinary shares"	ordinary shares having a par value of R2,00 each in the share capital of Absa;
"South Africa"	the Republic of South Africa;
"specific issues"	the proposed specific issues for cash of: (i) 73 152 300 and (ii) up to a maximum of 7 315 200 redeemable preference shares by Absa to Batho Bonke and the Absa ESOP Trust, respectively, at R2,00 per share as detailed in paragraph 5 of this circular;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a registered Central Securities Depository in terms of the Custody and Administration Act, 1992 (Act 85 of 1992), as amended;
"STRATE system"	STRATE, a clearing and settlement system generated by the JSE for share transactions to be settled and transfer of ownership to be recorded electronically;
"subsidiary"	a subsidiary company as defined in section 1 of the Companies Act; and
"transfer secretaries"	Computershare Investor Services 2004 (Pty) Ltd (registration number 2004/003647/07).

Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)

Board of directors

Independent non-executive directors

D C Cronjé *(Chairman)*
D C Brink *(Deputy chairman)*
D C Arnold
L Boyd
B P Connellan
A S du Plessis
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
F A Sonn
P E I Swartz

Non-executive directors

T van Wyk
J van Zyl

Executive directors

E R Bosman *(Group chief executive)*
G R Pardoe *(Deputy group chief executive)*
F J du Toit

Group secretary

W R Somerville

CIRCULAR TO ORDINARY SHAREHOLDERS

1. INTRODUCTION

1.1 Absa is a leading financial services group in South Africa, providing a complete range of banking, insurance, financial and property products and services to some 5,9 million customers in the personal, commercial and corporate market segments. Absa's "Purpose" statement – "to be partners in growing South Africa's prosperity ..." together with its "Vision" and "Mission" statements are cardinal to the very core and success of Absa's business.

1.2 Absa believes that meaningful black participation at all levels of the South African economy is a national priority in order to ensure sustainable socio-political, financial and economic stability to all. South African economic growth will largely depend on the extent to which black South Africans participate. To this end and as Absa is essentially a South African institution, Absa aims to facilitate significant increased participation by enhancing its engagement with black individuals and black-owned businesses – as shareholders, customers, employees, suppliers and members of the community.

1.3 Absa was an active participant in the development of the Financial Charter and is intent on meeting its direct shareholder obligations by facilitating the introduction of 10% direct black ownership at the Absa holding company level. This together with the estimated indirect black shareholdings of between 12% and 14%, as independently surveyed by the Business Map Foundation on behalf of the South African Banking Council in 2003, should enable Absa to substantially comply with the Financial Charter requirement of a 25% level of black ownership.

1.4 The Absa board of directors has accordingly proposed, subject to receiving the approval of shareholders at a general meeting to be convened specifically for that purpose, the introduction of new shareholder groupings consisting of:

- broad-based black economic empowerment groupings which will between them and through Batho Bonke subscribe in cash for new redeemable preference shares representing 10% of the enlarged issued share capital of Absa; and
- a once-off Absa employee share ownership programme which will through a new trust established for this purpose subscribe in cash for new redeemable preference shares representing up to 1% of the enlarged issued share capital of Absa for the benefit of all eligible employees.

1.5 The purpose of this circular is:

- to provide Absa shareholders with the relevant information regarding:
  - the creation of 80 467 500 new redeemable preference shares with a par value of R2,00 each;
  - the specific issues of:
    - a total of 73 152 300 new redeemable preference shares at R2,00 each to Batho Bonke (being the company through which the Batho Bonke consortium will hold the 10% shares in Absa) for R146 304 600 cash; and
    - up to 7 315 200 new redeemable preferences at R2,00 each to the Absa ESOP Trust (the entity through which the Absa employee share ownership programme will hold up to 1% shares in Absa) for up to R14 630 400 cash,

  and the implications thereof for the purposes of implementing the BEE transaction and the Absa employee share ownership programme. Each redeemable preference share confers the option right on the registered holder thereof to subscribe, with effect from the option exercise dates during the option period, for one Absa ordinary share at the option strike price (which options can be exercised only in lots of 100 each so as to avoid odd-lots); and
- to convene a general meeting of shareholders in terms of the notice of general meeting forming part of this circular, at which meeting the special and ordinary resolutions required to approve and implement the proposed transactions will be proposed.

2. ABSA'S RATIONALE FOR THE PROPOSED TRANSACTIONS

2.1 Absa's vision, purpose and mission statements

Absa's vision, purpose and mission statements drive the group's business success and its intent to create value for all its stakeholders:

- Vision, "To be a customer-focused financial services group in targeted market segments";
- Purpose, "To be partners in growing South Africa's prosperity ...."; and
- Mission "by being the leading financial services group serving all our stakeholders" (stakeholders include shareholders, customers, employees, community, government and regulators).

2.2 Absa's purpose statement

Absa's stated purpose is "To be partners in growing South Africa's prosperity ...".

Absa accordingly believes that meaningful black participation at all levels of the South African economy is a national priority in order to ensure sustainable socio-political, financial and economic stability for all. South African economic growth will largely depend on the extent to which black South Africans participate in the economy. To this end and as Absa is essentially a South African institution, Absa aims to facilitate significant participation by enhancing its engagement with black individuals and black-owned businesses – as shareholders, customers, employees, suppliers and members of the community.

2.3 **Absa's approach to black economic empowerment**

Absa's BEE policy, based on a long-term strategy with short-term and medium-term objectives, is guided by economic imperatives and statutory requirements and includes a process of consultation with all role-players.

The goal of this strategy is to be a key partner in sustainable social and economic upliftment, and the objectives have been formulated with Absa's respective BEE stakeholders in mind. They are:

BEE stakeholders	Objective
Shareholders	To re-align the existing shareholding and directorships to include a meaningful proportion of black shareholders and directors
Customers	To grow a profitable BEE customer base
Employees	To enhance Absa's ability to value and grow diversity within the group
Suppliers	To establish a significant BEE supplier base
Community	To grow partnerships by providing financial and other resources to disadvantaged communities so as to ensure their sustainable development

By introducing broad-based empowerment shareholders in terms of the proposed transactions described in this circular, Absa will have achieved the shareholder objective stated above.

2.4 **Ongoing development of Absa**

The proposed transactions represent an important milestone in Absa's ongoing development. The Batho Bonke consortium will materially assist in enhancing the company's growth prospects, for the benefit of its current and future shareholders. They will assist in positioning Absa as an entity with the profile and capacity to deliver quality services to key segments of the South African business community, including corporates, government and parastatals. They will provide the catalyst to sustain and provide further advances in each stakeholder component (being shareholders, customers, employees, suppliers and members of the community) of Absa's broader BEE strategy. The proposed transactions demonstrate not only Absa's continuing commitment to grow its business, but also its resolve towards meaningful transformation at all levels of its business.

2.5 **Absa employee diversity**

Absa acknowledges that one of its strengths lies in its employees and has therefore committed itself to creating a positive, supportive, healthy and diversity-friendly working environment, where employees can achieve their full potential through development opportunities and challenging work, with the assurance of being recognised and rewarded for excellence. Accordingly, the directors of Absa believe it is important for all employees of all South African wholly-owned subsidiaries of Absa – including South African employees on secondment elsewhere within the Absa group, but excluding executive directors of Absa and Absa Bank – to participate in the Absa employee share ownership programme. At 30 April 2004, the total employee complement of Absa was 29 751 of whom 12 733 (or 42,8%) were black South Africans, Coloureds and Indians.

2.6 **Financial Charter**

2.6.1 The entire financial sector committed itself to the development of a BEE charter at the Nedlac Financial Sector Summit in August 2000. Absa was an active participant in the writing of the Financial Charter, that was released on 17 October 2003. Its introduction notes:

- "BEE is a mechanism aimed at addressing inequalities and mobilising the energy of all South Africans. It will contribute towards sustained economic growth, development and social transformation in South Africa;
- inequalities also manifest themselves in the country's financial sector. A positive and proactive response from the sector through the implementation of BEE will further unlock the sector's potential, promote its global competitiveness, and enhance its world-class status;

- equally, the financial stability and soundness of the financial sector and its capacity to facilitate domestic and international commerce is central to the successful implementation of BEE."

Paragraph 10.1 of the Financial Charter provides that "each financial institution will have a minimum target of 25% black ownership, measured at the holding company level, by 2010". Paragraph 10.2 states that a minimum of 10% has to be direct black ownership, the balance may be indirect ownership. An independent study, commissioned by the South African Banking Council and conducted by the Business Map Foundation in January 2003, estimated that Absa then had between 12% and 14% indirect black ownership.

2.6.2 Absa is confident that the proposed BEE transaction will result in Absa's compliance with the Financial Charter in terms of direct black ownership. The Absa board has been advised that, on balance, the proposed transactions will comply with these provisions although the ultimate arbiter of the Financial Charter is the Financial Charter Council.

3. THE BROAD-BASED BATHO BONKE CONSORTIUM

3.1 Selection process

In order to maximise Absa's objectives in selecting the broad-based BEE groupings to be introduced as its new shareholders through Batho Bonke, Absa selected Mr Tokyo Sexwale as lead promoter who, in turn, appointed Mrs Nthobi Angel and Mr Leslie Maasdorp as co-promoters, to assist Absa in:

- formulating criteria for the composition of appropriate BEE groupings, which formulated criteria required that:
  - participants should immediately be able to add meaningful value to Absa;
  - participants should be groups rather than individuals;
  - the respective groups should have strong leadership and a wide base of shareholders;
  - the combined groups should have appropriate national representation;
  - *the groups should represent a broad range of BEE shareholders;*
- proposing, sourcing and forming appropriate BEE groupings, in line with the formulated criteria.

The selected BEE groupings, comprising members who will contribute to a wide range of skills and attributes, shall be:

- **broad-based** (i.e. members representing broad-based empowerment companies, community-based development trusts or foundations, and empowerment groupings for women and youth);
- **representative** of a countrywide spectrum of empowerment parties, thereby being fully representative of the geographical spread of the Absa group across all provinces in South Africa.

Mr Tokyo Sexwale has been a non-executive director of Absa since 2001. His entrepreneurial and leadership qualities and his standing in the business community, together with his contribution and understanding of the Absa business, ideally placed him in the position to lead the Absa broad-based empowerment initiative.

3.2 Establishment of Batho Bonke

The BEE groupings' (i.e. the Batho Bonke consortium's) shareholding interest in Absa is structured and will be held via an intermediate holding company, Batho Bonke.

3.3 The Batho Bonke consortium

A brief summary of the proposed members of the Batho Bonke consortium and their Batho Bonke shareholdings is set out below:

Grouping		Description		Shareholdings percentage
1.	Tokyo Sexwale grouping	Mvelaphanda Holdings (Proprietary) Limited		20,0
2.	Leslie Maasdorp grouping	Leslie Maasdorp	3,5	
		Community trust	5,0	
		Influential individuals	1,5	10,0
3.	Nthobi Angel grouping	Nthobi Angel	3,5	
		Community trust	5,0	
		Influential individuals	1,5	10,0
4.	Non-government organisations	Charities		10,0
5.	Nine regional groupings			36,0
	Per province	Provincial co-ordinator/s	0,8	7,2
		Community trust	1,2	10,8
		BEE companies, including women's groupings and rural-based formations	0,8	7,2
		Key individuals	0,8	7,2
		Other interested parties	0,4	3,6
6.	Women groupings	Other black women groupings		4,0
7.	Other groupings	Selected organisations and individuals not included in any of the above groupings		10,0
				100,0

The regional co-ordinators in each of the nine provinces are:

Province		Co-ordinator
1.	Eastern Cape	Mkhuseli Jack
2.	Free State	Pat Matosa
3.	Gauteng	David Moshapalo
4.	KwaZulu-Natal	Monana Nhlanhla
5.	Limpopo	Laduma Temba
6.	Mpumalanga	Mathews Phosa
7.	Northern Cape	Anthony Rooiland
8.	North West	Kaobitsa Maape
9.	Western Cape	James Ngculu/Tony Ruiters

Absa believes that the proposed members of the Batho Bonke consortium comply with the criteria set out in paragraph 3.1 above.

Batho Bonke, the Promoters and the initial members of the Batho Bonke consortium, being the three Promoters' companies and the ten regional co-ordinators, are fully committed to procuring that the Batho Bonke shares earmarked for future members are sold and transferred to such future members (whom Absa is required to approve) by 30 September 2004, the additional time being required in order to ensure that each and every grouping is individually dealt with as part of the process of achieving the objective of broad-based empowerment. Absa and Batho Bonke shall remain intimately involved with this process, ensuring that such shares are sold and transferred in accordance with the above objective and to eligible HDSA's. As and when such shares are sold and transferred to future members, Absa shall publish such details on SENS, being the Securities Exchange News Service of the JSE. As a fall-back mechanism, the shareholders' agreement provides that any such Batho Bonke shares not sold and transferred to future members by 30 September 2004 will be sold and transferred by the initial members to HDSA SPV on 1 October 2004. All shares so acquired by HDSA SPV will be sold to eligible HDSA's within six months of their acquisition by HDSA SPV.

3.4 Batho Bonke consortium's rationale for the BEE transaction

3.4.1 The proposed BEE transaction presents an attractive opportunity to secure a material interest in Absa, with critical mass and scale. It also presents the Batho Bonke consortium with an opportunity to assist Absa in growing its business, and in so doing increase the value of their investment.

3.4.2 The implementation of the proposed BEE transaction, as described in paragraph 5.1 below, will have the following benefits for the Batho Bonke consortium:

- the Batho Bonke consortium will (through Batho Bonke) immediately have full voting rights in Absa and will participate on the same voting basis with all issued ordinary Absa shares;
- the Batho Bonke consortium will (through Batho Bonke) initially be entitled to nominate two new directors for appointment to the Absa board and will therefore be able to add meaningful input and value at board level (Mr Tokyo Sexwale shall remain on the Absa board as a non-executive director and shall not be regarded for purposes of Batho Bonke's initial nominations as a nominee of Batho Bonke);
- the preferential dividend yield and redemption terms of the redeemable preference shares have supported initial funding arrangements for the Batho Bonke consortium to subscribe for the redeemable preference shares;
- the option-period terms of the redeemable preference shares will afford the Batho Bonke consortium sufficient time to raise the further funding needed to exercise the options (in lots of 100) for the purposes of subscribing for new ordinary shares in Absa; and
- the Batho Bonke consortium are afforded a measure of downside protection in the event of an adverse market movement in the Absa ordinary share price.

4. CREATION OF REDEEMABLE PREFERENCE SHARES AND INCREASE IN AUTHORISED SHARE CAPITAL

4.1 Creation of redeemable preference shares and increase in authorised share capital

To implement the proposed transactions it is necessary to create the redeemable preference shares and to increase the authorised share capital of Absa to reflect the redeemable preference shares. It is accordingly proposed that Absa's authorised share capital be increased by R160 935 000, by the creation of 80 467 500 new redeemable preference shares.

The special resolutions providing for the necessary increase in the authorised share capital of Absa and the terms of the redeemable preference shares are contained in the attached notice of general meeting (special resolution number 1, special resolution number 2 and special resolution number 3).

The South African Reserve Bank has approved the proposed amendments to Absa's articles of association and the creation of the redeemable preference shares, as required by section 56 of the Banks Act.

4.2 Salient terms of the redeemable preference shares

Issue price	R2,00 per redeemable preference share.
Dividend	Cumulative preferential cash dividend ranking in priority to any dividend declared in respect of the Absa ordinary shares. Dividend calculated on the par value of the redeemable preference share at a rate of 72% of the prime overdraft rate charged by Absa Bank to its most favoured customers. Payable six-monthly in arrear on 30 September and 31 March of each year. Interest at the prime overdraft rate is payable by Absa on any unpaid preference dividend.

Options	
– Option strike price	Each redeemable preference share confers on its registered holder the right and option to subscribe for one Absa ordinary share in terms of the following pricing formula. If the 30-day volume-weighted average trading price on the JSE of an Absa ordinary share on the effective date of exercise of the option (that is on the option exercise date) is: – less than or equal to R70,00, then the option strike price is R48,00; or – greater than R70,00 but less than or equal to R100,00, then the option strike price is R48,00 plus R0,70 (70 cents) for each complete R1,00 increment in the share price over R70,00; or – greater than R100,00 then the option strike price is R69,00. The option strike price may be changed at the election of Absa, after consultation with Batho Bonke, if there is a change as envisaged by the proposed new article 176, including a change in interpretation of accounting standards and/or a change of and/or new accounting standards, which has the effect of any adjustments having to be made to the existing and/or any prior income statements and/or balance sheets and/or earnings per ordinary share and/or prior years profits of Absa, to a fixed option strike price of R58,00 per ordinary share. (See paragraph 7.8 below for an explanation underlying the proposed new article 176.)
– Option period and option exercise dates	Options may be exercised in lots of 100 at any time during the option period – being the period commencing on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending at 16:00 on the fifth anniversary of the date of issue – by notice in writing to the secretary (accompanied by payment of the option strike price). Such exercise and notice will be deemed to be effective only on the option exercise dates, being 1 March, 1 June, 1 September or 1 December of each year (or if that day is not a business day, then the immediately succeeding business day, or if that day falls within an Absa "closed period", then the first business day following the expiry of the relevant closed period).
– Lapse of options	Options not validly exercised by 16:00 on the fifth anniversary of the date of issue will lapse.
Redemption	
– Redemption dates	The redeemable preference shares are automatically redeemable on the option exercise date immediately following the valid exercise of the option or on the fifth anniversary of the date of issue when it lapses: – if the option is exercised, then the underlying redeemable preference share is redeemable on the relevant option exercise date; or – if the option lapses, it is redeemable on the final option exercise date.
– Redemption price	Redeemable by Absa at par value (i.e. R2,00 per redeemable preference share) (plus any arrear unpaid dividends and interest at the prime rate on any arrear dividends).
Transfer of redeemable preference shares	No redeemable preference share shall be transferred, without the prior approval of the Absa board. Any transfer may only be to an eligible HDSA.
Ranking *pari passu* with Absa ordinary shares	Save for the rights attaching to the redeemable preference shares as regards dividends, redemption, the options and liquidation, each redeemable preference share shall rank *pari passu* with the Absa ordinary shares in all respects, and in particular holders of the redeemable preference shares shall have the same rights as the holders of Absa ordinary shares as regards voting (subject to the JSE's restrictions disclosed in paragraph 5.6.2 below), notices, rights issues and any restructuring of Absa and/or its capital.

5. SPECIFIC ISSUES

5.1 Terms of the specific issues

The proposed transactions will be implemented using the following mechanics:

- Absa is, with appropriate shareholder approval, to create a new class of share, namely the *redeemable preference shares*;
- Absa is, with appropriate shareholder approval, to issue on the implementation date by way of specific issues for cash:
  - a total of 73 152 300 new redeemable preference shares at R2,00 each to Batho Bonke. Batho Bonke will be the sole beneficial and registered holder of the redeemable preference shares. All the Batho Bonke ordinary shareholders (that is, the Batho Bonke consortium) and directors of Batho Bonke will be HDSA's and Batho Bonke will therefore qualify as a black company for the purposes of the Financial Charter; and
  - a maximum of 7 315 200 new redeemable preference shares at R2,00 each to the Absa ESOP Trust;
- each redeemable preference share has one option attached to it, entitling its holder to subscribe, with effect at the option exercise dates, during the option period, for one Absa ordinary share at the option strike price (options are exercisable in lots of 100 so as to avoid odd-lots);
- when the option attached to the redeemable preference share is validly exercised, the redeemable preference share will be redeemed at R2,00 (plus any arrear unpaid dividends and interest on the arrear dividends) and the option holder will be entitled to subscribe for one new Absa ordinary share at the option strike price;
- any options not validly exercised will lapse on the final option exercise date (being the fifth anniversary date of issue of the redeemable preference shares) and all outstanding redeemable preference shares shall be redeemed with effect on the final option exercise date at R2,00 per share;
- Batho Bonke has raised the funding required for the subscription for the 73 152 300 redeemable preference shares at R2,00 each, totalling R146 304 600 (of which R7 315 220 will be funded by the subscription, by the initial members of the Batho Bonke consortium, of Batho Bonke ordinary shares and R138 989 380 by the subscription, by Sanlam, of preference shares upon terms and conditions acceptable to Absa and which are normally associated with funding transactions of this nature); and
- the relevant Absa employer companies will on the implementation date pay a once-off taxable bonus (estimated up to a maximum amount of R19,8 million) to eligible Absa employees, such that each eligible employee will receive a net cash bonus of R400,00 (after deducting applicable employee-related taxes) to fund the subscription (via the Absa ESOP Trust) of 200 redeemable preference shares at R2,00 each, totalling up to a maximum of R14 630 400.

The ordinary resolutions providing for the specific issues are contained in the attached notice of general meeting (ordinary resolution number 1 and ordinary resolution number 3).

5.2 The BEE transaction

5.2.1 *Structure (including the structure of the Absa ESOP Trust)*


Shareholders' agreement between Batho Bonke ordinary shareholders, Batho Bonke, the Promoters', and Absa
Absa ESOP Trust Deed
Batho Bonke ordinary shareholders (being Batho Bonke consortium)
Preference share financing agreement between Batho Bonke and Sanlam
Eligible employees
Batho Bonke
Existing ordinary shareholders
Absa ESOP Trust
Relationship agreement between Absa, the Promoters, the Promoters' companies and Batho Bonke
89%
10%
1%
Absa

The Batho Bonke consortium's interest in Absa is to be structured and held via an intermediate holding in Batho Bonke. The purpose of utilising the Batho Bonke structure, other than certain administrative convenience, is to:

- provide a conduit for easy communication between Absa and the Batho Bonke consortium;
- facilitate as wide spread a BEE initiative as possible without losing the benefit of the value these groups can add throughout the Absa business;
- ensure that the newly issued redeemable preference shares and ordinary shares arising pursuant to the exercise of options remain in BEE hands – as Batho Bonke will remain controlled by HDSA's – in order to ensure Financial Charter compliance;
- facilitate funding arrangements for the individual Batho Bonke consortium;
- facilitate a meaningful combined shareholding in Absa in order to allow nomination for appointment of the BEE directors to the Absa board and to vote a meaningful block of 10% of the voting rights in Absa.

Absa, the Promoters, the Promoters' companies and Batho Bonke have entered into a relationship agreement to protect both Absa's and Batho Bonke's rights under the BEE transaction in terms of which the Batho Bonke consortium is to be introduced via Batho Bonke as shareholders of Absa.

Batho Bonke, the Promoters and the initial members (being the three Promoters' companies, HDSA SPV and the ten regional co-ordinators):

- have entered into a shareholders' agreement to regulate their affairs as shareholders in Batho Bonke; and
- are committed to procuring that future members (being the remaining members of the Batho Bonke consortium) acquire ordinary shares in Batho Bonke from the initial members and sign a deed of adherence by 30 September 2004 agreeing to be bound by the terms of such shareholders' agreement.

Absa has signed as a party to the shareholders' agreement for the purposes of ensuring that Batho Bonke remains controlled by HDSA's.

5.2.2 ***Salient terms of the relationship agreement between Absa, the Promoters, the Promoters' companies and Batho Bonke***

Introduction	The introduction gives an overview of the broad-based black empowerment ownership strategy of Absa until the final date, being 31 March 2011, or such earlier date as Absa in its election may (but shall not be obliged to) determine if and after Absa and its subsidiaries shall have complied fully with all the empowerment requirements ("final date"). The intention of the Promoters is that they will be the cornerstone shareholders in Batho Bonke in the long term in order to enhance their respective relationships with Absa and (for purposes of ensuring the ongoing broad-based empowerment objectives of Absa) the Promoters have agreed that they shall not, collectively, prior to the final date acquire and/or hold more than 49,9% of all the issued shares of Batho Bonke.
Duration	The relationship agreement will endure from the date of signature, as follows: – if not one option is exercised, the agreement will endure until the options lapse on the final option exercise date; – if one or more options are exercised, the agreement will endure until the final date.
Subscription by Batho Bonke for redeemable preference shares	Batho Bonke is to subscribe on the implementation date (being the third business day following the fulfilment of the last of the suspensive conditions referred to in paragraph 5.4 below) for 73 152 300 new redeemable preference shares at a subscription price of R2,00 per share (total of R146 304 600).
Rights of Batho Bonke to nominate directors to the board of Absa	Batho Bonke is to have the right to nominate one director to the board of Absa in respect of each complete 5% shareholding in Absa, subject to a maximum of two nominations. If at any time after the initial nominations, Batho Bonke's shareholding in Absa is diluted because of Absa issuing additional shares only, then such right in relation to each director shall remain for so long as Batho Bonke holds at least 4% (i.e. 80% of 5%) of the shares in the enlarged share capital of Absa. Mr Tokyo Sexwale will remain on the Absa board as a non-executive director and shall not be regarded for purposes of Batho Bonke's initial nominations in terms of the relationship agreement as a nominee of Batho Bonke. The directors nominated must be eligible HDSA's and must have complied with all relevant requirements for directors of bank controlling companies in terms of the Banks Act and the Financial Charter and all other relevant regulatory requirements applicable to directors of a listed company.
Restrictions on sale or encumbrance by Batho Bonke of redeemable preference shares	Batho Bonke (and the Promoters shall ensure that Batho Bonke) shall not sell or encumber any of the redeemable preference shares it holds in Absa prior to the final option exercise date, except when it is done with Absa's prior written consent. Absa shall not be obliged to consider granting its consent unless the sale or encumbrance is implemented during the option period and to an eligible HDSA who agrees to be bound by the relationship and the shareholders' agreements. Absa will allow Batho Bonke during the option period only, on terms and conditions reasonably acceptable to Absa, to enter into appropriate derivative transactions in respect of options attaching to up to 49,9% of the number of issued redeemable preference shares registered in the name of and beneficially owned by Batho Bonke.

Restrictions on sale or encumbrance by Batho Bonke of Absa ordinary shares	Batho Bonke shall be entitled, at any time on or after issue of any Absa ordinary shares to Batho Bonke pursuant to the exercise of the options, to sell or encumber up to 49,9% of the number of all of the Absa ordinary shares issued to and registered in the name of Batho Bonke. Batho Bonke undertakes to Absa, having regard to the broad-based black ownership empowerment strategy of Absa, to use its reasonable commercial endeavours to sell or encumber such shares to or in favour of HDSA's. Batho Bonke shall not (and the Promoters shall each, respectively, do everything within their respective powers and control to ensure that Batho Bonke shall not), at any time prior to the final date, sell or encumber more than 49,9% of the issued Absa ordinary shares issued to Batho Bonke from time to time, to or in favour of any person, except with the prior written consent of Absa.
Exercise or lapse of options/redemption of redeemable preference shares	The Batho Bonke board will decide in its sole discretion whether or not to exercise from time to time all or any of the options (in lots of 100). On valid exercise or lapse of any option, Absa will redeem the relevant redeemable preference share at par value, being R2,00 each, plus any arrear unpaid dividends and interest on any arrear dividends. Batho Bonke will be required to raise the funds necessary to pay the relevant option strike price in cash in respect of options exercised. Absa will allot and issue the relevant Absa ordinary shares to Batho Bonke (or its nominee – being an eligible HDSA), after payment of the relevant option strike price in terms of the proposed new articles.
No listing of redeemable preference shares or Batho Bonke shares	At no stage shall any of the redeemable preference shares or the Batho Bonke shares be listed on the JSE or on any recognised exchange.
Support and co-operation	Batho Bonke (and the Promoters shall each, respectively, do everything within their respective power and control to ensure that Batho Bonke) and each Promoter agrees at all times to actively and willingly promote and, where reasonably possible at the request of Absa, assist Absa in protecting, enhancing and promoting the business of Absa and its subsidiaries.
Restraint undertakings by Batho Bonke, the Promoters and the Promoters' companies	Batho Bonke is to be restrained for so long as it is a shareholder of Absa and for a further period of 365 days reckoned from the earlier of the final date and the date Batho Bonke ceases to be such a shareholder, and each of the Promoters and Promoters' companies is to be restrained for so long as that Promoter and/or Promoters' company holds, directly or indirectly, shares in Batho Bonke and for a period of 365 days reckoned from the earlier of the final date and the date that Promoter or Promoters' company ceases to be a shareholder of Batho Bonke, from being interested in or concerned with any empowerment transaction similar to or substantially similar to the BEE transaction with any of the banking-related businesses of Absa's competitor groups.
Certificate of compliance	Batho Bonke acknowledges the importance to Absa of the successful implementation of its broad-based black empowerment ownership strategy and of being able to demonstrate its successful implementation to Absa stakeholders. Absa will from time to time be entitled to request at its cost the preparation of an audited Batho Bonke certificate of compliance detailing: (i) compliance with the relationship agreement and shareholders' agreement; (ii) confirmation of Batho Bonke shareholders and (iii) confirmation that no events have occurred that would or would be likely to trigger a compulsory offer of Batho Bonke shares in terms of the shareholders' agreement.

5.2.3 ***Salient terms of the shareholders' agreement between Batho Bonke shareholders, Batho Bonke, the Promoters and Absa***

Introduction	*Same as the relationship agreement – see paragraph 5.2.2 above.*
Duration	The shareholders' agreement will endure from the date of signature of the relationship agreement until terminated by agreement between the parties.
Business of Batho Bonke	To acquire and hold up to 10% of the issued voting shares on a fully diluted basis in Absa and no other assets or business. The capacity and powers of Batho Bonke have been limited in its memorandum and articles of association.
Business of HDSA SPV	HDSA SPV (a nominal shareholder of Batho Bonke) has been established as a special purpose company warehousing vehicle to ensure (through voluntary or compulsory pre-emption and other mechanisms) that Batho Bonke remains controlled by HDSA's at all times prior to the final date. The capacity and powers of HDSA SPV have been limited in its memorandum and articles of association. HDSA SPV has a period of six months after acquiring any Batho Bonke shares to sell such shares to eligible HDSA's. All the directors of HDSA SPV will be eligible HDSA's and Mr Tokyo Sexwale, Mrs Nthobi Angel and Mr Leslie Maasdorp have been appointed as the initial directors of HDSA SPV. The Promoters' companies will hold all the issued shares of HDSA SPV.
Subscription by initial members of the Batho Bonke consortium for Batho Bonke shares	Each initial member of the Batho Bonke consortium (being the three Promoters' companies, HDSA SPV and the ten regional co-ordinators) shall subscribe for all the Batho Bonke shares as principal for the total subscription price of R7 315 220. Batho Bonke shares designated to future members will be sold and transferred to them by 30 September 2004, provided the future members are eligible HDSA's and have signed a deed of adherence agreeing to be a party to the shareholders' agreement. The initial members who hold the future members Batho Bonke shares will do so as principal, but shall not be entitled to any rights, benefits or privileges attaching to those Batho Bonke shares. Any shares set aside for future members and not sold and transferred by 30 September 2004 to approved future members will be sold and transferred to HDSA SPV on 1 October 2004. All shares so acquired by HDSA SPV will be sold to eligible HDSA's within six months of their acquisition by HDSA SPV (see Schedule 2 on page 57 of this circular).
Subscription by Batho Bonke for redeemable preference shares	On the implementation date, Batho Bonke will subscribe and pay R146 304 600 in cash for the 73 152 300 redeemable preference shares. The R146 304 600 has been funded by the subscription, by initial members of the Batho Bonke consortium, of Batho Bonke shares for R7 315 220 and the initial funding of Batho Bonke of R138 989 380 by means of preference share funding by Sanlam.
Restrictions on sale or encumbrance by Batho Bonke shareholders of Batho Bonke shares	Batho Bonke shareholders shall not be entitled prior to the final date to sell or encumber any Batho Bonke shares unless: – the Batho Bonke board approves the sale or encumbrance; – the relevant Batho Bonke shares are first offered to HDSA SPV and the Promoters' companies under the rights of pre-emption; and – the sale or encumbrance is to an eligible HDSA.
Pre-emptive rights over Batho Bonke shares	No Batho Bonke shares may be sold or encumbered unless the Batho Bonke shares are first offered to HDSA SPV and the Promoters' companies, subject to the Promoters' companies not acquiring, together with their existing shares, more than 49,9% of all the issued shares of Batho Bonke (directly or indirectly) prior to the final date.

	Shares not taken up under the above offer will be offered to third-party investors who are eligible HDSA's. The pre-emptive process will be implemented by the Batho Bonke board.
Compulsory offers of Batho Bonke shares	If a Batho Bonke shareholder commits a breach of the agreement which is not remedied, then such Batho Bonke shareholder will be deemed to have offered his shares to HDSA SPV and the Promoters' companies. If Batho Bonke commits a breach of the relationship agreement and/or shareholders' agreement which is not remedied, then all Batho Bonke ordinary shareholders (other than HDSA SPV) will be deemed to have offered their Batho Bonke shares to HDSA SPV only. All shares so acquired by HDSA SPV will be sold to eligible HDSA's within six months. The shares offered under this clause will be offered at a price equal to their initial subscription prices of R0,10 (ten cents) per Batho Bonke share. If there has been a compulsory offer by all of the Batho Bonke shareholders to HDSA SPV, then the Promoters at the time of such breach shall have ceded to Absa all of their respective rights and privileges in relation to the convening of general meetings of shareholders of HDSA SPV, rights to attend and speak at such general meetings and their respective rights to vote as shareholders at such general meetings until the relevant breach is remedied to the reasonable satisfaction of Absa.
Composition of the Batho Bonke board	The maximum number of Batho Bonke directors shall be five and all the directors shall be eligible HDSA's. The Promoters may appoint three directors for so long as the Promoters' companies hold 20% of the issued Batho Bonke shares. The initial directors shall be Mr Tokyo Sexwale, Mrs Nthobi Angel and Mr Leslie Maasdorp.
Batho Bonke board's powers and duties	The Batho Bonke board of directors shall manage Batho Bonke, including, *inter alia*, the right to nominate directors to the Absa board, the right to vote any shares in Absa, the responsibility to raise funding for the exercise of options, the right to exercise options and shall be responsible for ensuring compliance by Batho Bonke with its obligations.
Changes to the memorandum and articles of association of Batho Bonke	Each of the Batho Bonke shareholders shall agree not to vote in favour of any resolution regarding any change to the Batho Bonke memorandum or articles of association, except with Absa's prior written consent.
No listing of Batho Bonke shares or redeemable preference shares	At no stage shall any of the Batho Bonke shares or the Absa redeemable preference shares be listed on the JSE or any other recognised stock exchange.
Status of Absa	Absa is a party to the shareholders' agreement and has only rights (no obligations). Absa will cease to be a party (and its rights in terms of the shareholders' agreement will lapse) on the date the options lapse if not one option is exercised, or the final date if one or more options are exercised.

5.2.4 ***Subsequent developments***

Subsequent to the signing of the relationship agreement and shareholders' agreement, Mvelaphanda Holdings (Proprietary) Limited ("Mvelaphanda") announced that it had reached agreement in principle, and signed a memorandum of understanding containing the salient terms and conditions of a proposed merger, with Rebserve Holdings Limited ("Rebserve"), utilising Rebserve as the vehicle for the merger, in order to create a major black-owned, controlled and managed diversified industrial group with an initial value of more than R3 billion ("the Rebserve Announcement"). In the Rebserve Announcement it was announced that one of the assets which Rebserve would acquire, for the issue of new shares to Mvelaphanda, is all of Mvelaphanda's shares in the Batho Bonke consortium.

It is a term of the shareholders' agreement that Mvelaphanda is obliged to subscribe for its ordinary shares in Batho Bonke and that Mvelaphanda is not entitled to cede or delegate that right. It is a term of the shareholders' agreement that, having subscribed for the ordinary shares in Batho Bonke, Mvelaphanda is not entitled to transfer any of those shares without going through the pre-emptive rights process set out in the shareholders' agreement, and if no other shareholder takes up the shares offered in the pre-emptive rights process, is only then entitled to transfer those shares to an eligible HDSA approved in writing by Absa. The transfer of Mvelaphanda's ordinary shares in Batho Bonke will require Absa's consent.

5.3 Absa employee share ownership programme

5.3.1 ***Structure***

All employees (as of the implementation date) of South African wholly-owned subsidiaries of Absa including South African employees on secondment elsewhere within the Absa group (but excluding executive directors of Absa and Absa Bank) will be eligible to participate in a once-off offer to them, on a basis that each eligible employee will be issued and allotted (via the Absa ESOP Trust) 200 redeemable preference shares against receipt by Absa of the R400,00 subscription price. The redeemable preference shares will be issued at R2,00 each and all eligible employees will each receive a once-off taxable bonus (paid directly by the employer companies to the Absa ESOP Trust) to enable them to subscribe on the implementation date for the 200 shares allocated to them. A maximum number of 7 315 200 shares will be allocable to the Absa ESOP Trust which will represent up to 1% of the issued shares in Absa.

The Absa employees' new interest in Absa will be facilitated through a newly created employee share ownership administrative trust (Absa ESOP Trust) which has been established for the purpose of implementing and administering the Absa employee share ownership programme set out in the trust deed in an efficient and cost-effective manner. Whilst the Absa ESOP Trust will be the sole registered shareholder of the redeemable preference shares to be issued under the Absa employee share ownership programme, the participating Absa employees will be the beneficial owners of the redeemable preference shares and the trustees will administer the redeemable preference shares as nominee for the employees (see the proposed structure in paragraph 5.2.1 above). The ordinary resolution providing for the adoption and ratification of the Absa ESOP Trust is contained in the attached notice of general meeting (ordinary resolution number 2).

The Absa ESOP Trust is a separate and distinct trust and in no way connected to the existing Absa Group Limited Share Incentive Scheme which is currently in place. Absa does, however, undertake that both the shares in the trust and the shares in the share incentive scheme will in aggregate comply with Schedule 14.11 of the Listings Requirements which provides that "Shares held by the issuers share trust, shall not exceed 20% of the company's issued share capital, unless under exceptional circumstances."

5.3.2 ***Salient terms of the Absa ESOP Trust***

Establishment of the trust	The Absa Group Share Ownership Administrative Trust is in the process of being established for the purposes of implementing and administering the Absa employee share ownership programme set out in the trust deed, subject to adoption by the shareholders of the Absa employee share ownership programme.
Appointment of trustees	The trustees will be nominated and appointed by the Absa board. Trustees to be suitably qualified and experienced in administering trusts and employee share ownership programmes. There shall at all times be at least three trustees, none of whom shall be executive directors of Absa nor participants in the Absa employee share ownership programme.
Powers of trustees	The trustees have conferred upon them in terms of the trust deed the powers necessary to implement and administer the Absa employee share ownership programme. Although eligible participants will be required to raise their own funds in order to exercise the options and pay the option strike price, the trustees will also have the power to assist with the raising of the funds.
Duties of trustees	One of the duties of the trustees will be to create and maintain a register of allocable scheme shares. This register will allocate all scheme shares (being any securities in Absa acquired and beneficially owned by a participant and registered in the name of the Absa ESOP Trust in terms of the Absa employee share ownership programme) among the participants in accordance with their entitlement to scheme shares (e.g. on a capitalisation issue or rights offer, etc.).
Subscription for redeemable preference shares	The trustees will, against receipt of the written instruction from the Absa board and receipt of the total subscription price in cash, subscribe for the relevant number of redeemable preference shares. The trustees will make the appropriate entries in the register of allocable scheme shares, at which time beneficial ownership of the redeemable preference shares shall vest in each participant for the purposes of the Absa employee share ownership programme.
Funding of the subscription price of the redeemable preference shares	The funding required by the Absa ESOP Trust for the subscription price of up to R14 630 400 is to be funded out of the net proceeds of cash bonuses awarded by employer companies of Absa to participants at the allocation date. Each participant will be awarded a once-off taxable cash bonus with net proceeds of R400,00 (i.e. after deducting applicable employee-related taxes), which net proceeds will be paid by the employer companies to the Absa ESOP Trust and will be used by the Absa ESOP Trust to subscribe on behalf of that participant for 200 redeemable preference shares at R2,00 each.
Participation	Scheme shares have the right to participate in any rights offers (to the extent the participant pays the full subscription price in relation to the rights offer), capitalisation issues, Absa ordinary shares pursuant to the exercise of the options against payment of the option strike price, take-over, reconstructions and/or amalgamations, dividends and other payments.
Exercise of options	Participants may instruct the trustees only during the option period to exercise options (only in lots of 100) provided, *inter alia*, the instruction is timeous and accompanied by evidence that the participant is still an eligible employee and by timeous payment of the full amount of the option strike prices in respect of the 100 or 200 options exercised to the Absa ESOP Trust.

Redemption of the redeemable preference shares	Absa will redeem the redeemable preference shares on exercise of the options by the trustees or on lapse of the options on the final option exercise date. In the case of options that are exercised, payment to the Absa ESOP Trust of the redemption monies of R2,00 per redeemable preference share (plus any arrear unpaid preference dividends and interest on the arrear dividends) will be set-off against the obligation of the Absa ESOP Trust to pay the full option strike price to Absa. In the case of options that lapse (because the participant ceases to be an eligible employee or because the participant elects not to exercise the option), the redemption monies of R2,00 per redeemable preference share will (notwithstanding anything to the contrary in the articles of association) be forfeited by the Absa ESOP Trust and the participants in favour of Absa.
The administrative trust as nominee for the participants	The Absa ESOP Trust will be the registered shareholder in respect of the redeemable preference shares, the ordinary shares arising on the exercise of the options and other shares arising from rights issues and/or capitalisation issues. The participants will be the beneficial owners of such shares. The Absa ESOP Trust (as registered shareholder) has the power to attend general meetings of Absa and to vote the redeemable preference shares subject to the JSE's restrictions disclosed in paragraph 5.6.2 below, the ordinary shares and such other rights issue and/or capitalisation shares in its discretion. All cash dividends and other cash payments received by the Absa ESOP Trust will be received as nominee and the Absa ESOP Trust will be required to retain such amounts and to invest such amounts in an interest-bearing account with Absa Bank for the benefit of eligible participants (but also at the risk of the participants). Such investments may be used by the trustees to fund (in whole or in part) the option strike prices pursuant to the exercise of options and/or the subscription prices in respect of any rights offers. Any investments not so paid must be released to eligible participants within 30 days of the final option exercise date. Any participants who cease to be eligible participants (because the participant ceases to be an eligible employee) prior to the final option exercise date will be deemed to have forfeited any such investments derived from the redeemable preference shares, which may have accrued to them and all scheme shares (other than Absa ordinary shares fully paid for by them), in favour of the Absa ESOP Trust and Absa. Such forfeited scheme shares will be cancelled by Absa at the earliest opportunity and the Absa ESOP Trust will not vote on any of the forfeited shares.
Restriction on sale or encumbrance of redeemable preference shares	The redeemable preference shares may not be sold or encumbered by the Absa ESOP Trust or any participant, except with the prior written consent of Absa.
No restriction on sale or encumbrance of Absa ordinary shares	Participants may at any time sell or encumber their Absa ordinary shares arising pursuant to the valid exercise of the options against payment of the option strike price.
No listing of redeemable preference shares	The redeemable preference shares shall not at any stage be listed on the JSE or any recognised stock exchange.
Termination of employment	In the event of the participant leaving the employ of Absa: – as a result of lawful dismissal or other termination or in the event of sequestration, then such participant will cease to be an eligible participant for the purposes of the Absa employee share ownership programme;

	– because of special circumstances termination, then the participant will be treated in such manner as agreed between the participant and the employer company within Absa; – in certain circumstances such as death, retirement, ill-health retirement and other approved terminations, then that participant will be deemed for purposes of the Absa employee share ownership programme to continue to be an eligible participant for the duration of the Absa ESOP Trust. Only participants who are eligible participants or deemed to be eligible participants are entitled to instruct the trustees to exercise the options attaching to their redeemable preference shares.
Amendment of the Absa employee share ownership programme	The board and the trustees may amend any of the provisions of the Absa employee share ownership programme subject to the prior approval if and to the extent required of the JSE and any other competent authority, provided that no such amendment would prejudice the existing rights of participants and in certain circumstances the approval of the shareholders of Absa in general meeting may be required. Adjustments, where necessary, will be confirmed to the directors by Absa's auditors that these are calculated on a reasonable basis.
Termination of the trust	The Absa employee share ownership programme and the Absa ESOP Trust will terminate if and when there are no longer any participants who hold any scheme shares and the Absa board and trustees so resolve.

5.4 **Suspensive conditions**

The relationship agreement and shareholders' agreement, and the implementation of the proposed transactions are subject to the fulfilment of the following outstanding suspensive conditions that the following resolutions are passed by the requisite majority of Absa shareholders and that such resolutions are (to the extent required) registered by the Registrar of Companies:

(i) a resolution to increase Absa's authorised share capital by R160 935 000 by creating 80 467 500 redeemable preference shares;

(ii) a resolution amending the articles of Absa to provide for the terms and conditions attaching to the redeemable preference shares;

(iii) resolutions in terms of Rule 5.68 of the Listings Requirements to approve the specific issues of the redeemable preference shares for cash in terms of the BEE transaction and the Absa employee share ownership programme.

5.5 **Use of proceeds**

Absa intends to use the proceeds of the specific issues of up to R160 935 000 in the normal course of its banking business.

5.6 **Stock exchange listings and voting rights of the redeemable preference shares on JSE-related matters**

5.6.1 All of Absa's ordinary shares are listed on the JSE. The redeemable reference shares shall not be listed. The JSE has approved such non-listing. As and when Absa issues ordinary shares, pursuant to the exercise of the options, appropriate applications will be made by Absa to the JSE to list such ordinary shares in the "Financials – Banks" sector of the JSE lists.

5.6.2 The redeemable preference shares shall be unlisted. Rule 4.24 of the Listings Requirements provide that: "Where shareholders are required to vote in terms of the Listings Requirements, the votes of shareholders of unlisted securities will not be taken into account in determining either a quorum or for approval of any resolution considered at any general/ annual general meeting." Accordingly, under normal circumstances, the redeemable preference shares would not be able to vote at shareholder meetings on matters that require

a vote in terms of the Listings Requirements. In the light of the proposed BEE transaction, the JSE has ruled for the purposes of the Listings Requirements that, on the basis that current shareholders will not be diluted by more than 11% of the present share capital of Absa as a result of the proposed transactions:

- the unlisted redeemable preference shares held by Batho Bonke (in terms of the BEE transaction) shall be entitled to voting rights equivalent to those of the listed Absa ordinary shares for JSE purposes, whereas the unlisted redeemable preference shares held by the Absa ESOP Trust (in terms of the Absa employee share ownership programme) shall not be entitled to such equivalent voting rights for JSE purposes only; and
- all unlisted redeemable preference shares will not be taken into account for determining any categorisation in terms of Section 9 (viz Transactions) of the Listings Requirements.

5.7 Effect on control

At 31 March 2004 the following shareholders held, directly or indirectly, 5% or more of the issued share capital of Absa:

Name	**Number of shares**	**Percentage holding***
Sanlam and associates	138 878 509	21,3
Financial Securities Limited (Remgro)	61 387 729	9,4
Public Investment Commissioner	56 902 278	8,7
Allan Gray Investment Council	35 540 838	5,5
Investec Asset Management	32 770 077	5,0

* Based on the total issued ordinary share capital of 651 055 074 ordinary shares.

After implementation of the specific issues, the spread of ordinary shareholders and redeemable preference shareholders (who have the same votes as an ordinary share save for the JSE's restrictions disclosed in paragraph 5.6.2 above) will be as follows:

Name	**Number of shares**	**Percentage holding**
Ordinary shares		
Public shareholders	444 695 268	60,8
Non-public shareholders	206 359 806	28,2
– Directors and associates	717 875	0,1
– Trustees of the Absa Share Incentive Scheme	5 375 693	0,7
– Sanlam and associates	138 878 509	19,0
– Financial Securities Limited (Remgro)	61 387 729	8,4
	651 055 074	89,0
Redeemable preference shares		
Non-public shareholders	80 467 500	11,0
– Batho Bonke	73 152 300	10,0
– Trustees of the Absa ESOP Trust	7 315 200	1,0
	80 467 500	11,0
Total ordinary and redeemable preference shares	731 522 574	100,0

The redeemable preference shares will be issued to non-public shareholders as defined by the Listings Requirements in that:

- 73 152 300 redeemable preference shares will be issued to Batho Bonke, and Batho Bonke will be entitled to nominate not more than two persons to the board of directors of Absa and Batho Bonke will be interested in 10% of the securities of Absa;
- up to a maximum of 7 315 200 redeemable preference shares will be issued to the trustees of the Absa share employee ownership programme.

6. INFORMATION ON ABSA

Absa is a leading financial services group in South Africa, providing a complete range of banking, insurance, financial and property products and services to some 5,9 million customers in the personal, commercial and corporate market segments.

7. FINANCIAL INFORMATION

7.1 Material changes

Other than for the effect of the BEE transaction and the Absa employee share ownership programme as disclosed in this circular, the directors report that no material changes in the assets or liabilities of Absa have taken place since Absa's published results for the six months ended 30 September 2003.

7.2 Trading history

Annexure 3 to this circular sets out the trading history of the Absa ordinary shares on the JSE.

7.3 Effect of the specific issues (and options) on Absa's authorised and issued share capital

The authorised and issued share capital of Absa before and after the creation of the redeemable preference shares and after giving effect to the specific issues and exercise of options, are as follows:

	Before R'm	**After issuing the redeemable preference shares** R'm	**After exercising the options (i.e. after redemption of the redeemable preference shares and subscription of ordinary shares)** R'm
Authorised			
800 000 000 ordinary shares of R2,00 each	1 600	1 600	–
80 467 500 redeemable preference shares of R2,00 each	–	161	–
880 467 500 ordinary shares of R2,00 each	–	–	1 761
Issued			
651 055 074 ordinary shares of R2,00 each	1 302	1 302	–
A maximum of 80 467 500 redeemable preference shares of R2,00 each	–	161	–
A maximum of 731 522 574 ordinary shares of R2,00 each	–	–	1 463
Share premium	1 513	1 513	5 215*

* Assumed that Absa ordinary shares are issued at R48,00 each.

7.4 Effect of the specific issues (and options) on Absa's shareholders

7.4.1 In terms of the proposed transactions, up to 80 467 500 redeemable preference shares are to be issued at R2,00 each. The holders of these shares have an option attached to the redeemable preference share to subscribe for Absa ordinary shares at the relevant option strike price during the option period, as described in paragraph 4.2 above.

7.4.2 Absa first published the details of the proposed transactions on SENS on 6 April 2004. Using an Absa spot price of R47,31 (being the five-day volume-weighted average trading price on the JSE up to the close of business on Friday, 2 April 2004), Absa attributed a value of R10,67 to the option attached to each redeemable preference share, which translates to a total value for the options of R858,6 million, being 2,8% of Absa's market capitalisation of R30,8 billion (based on 651 055 074 Absa ordinary shares in issue and an Absa share price of R47,31 per share).

The value of R10,67 was calculated by using the widely accepted Binomial Pricing Theory technique for pricing options, with the following assumptions:

Input	Assumption
Style	Bermudan option*
Spot price	R47,31 (being the five-day volume-weighted average trading price on the JSE up to the close of business on Friday, 2 April 2004)
Option strike prices	if Absa share price ≤R70,00, then the option strike price is R48,00; or if Absa share price >R70,00 but ≤R100,00, then the option strike price is R48,00 plus R0,70 (70 cents) for each complete R1,00 increment in the ordinary share price over R70,00; or if Absa share price >R100,00, then the option strike price is R69,00
Bermudan exercise date	Three years and one business day from date of issue of the options
Expiry date	Two years from the first Bermudan exercise date
Volatility for at-the-money market forward strike	23,83%
Five-year swap rate used to imply risk-free rate (naca)	10,18%
Dividend yield	3,70%

* A Bermudan option is an option that can be exercised on specified dates during its life. In this instance the exercise period covers the two years between the third and fifth anniversaries of the issue date.

7.4.3 At the last practicable date prior to the finalising of this circular to be mailed to Absa shareholders, and using an Absa spot price of R44,96 (being the five-day volume-weighted average trading price on the JSE up to the close of business on Friday, 21 May 2004, Absa attributed a value of R9,95 to the option attached to each redeemable preference share (using the same assumptions above for volatility of 23,83% and dividend yield of 3,70%, but an interest rate of 10,96%), which translates to a total value for the options of R800,7 million, being 2,7% of Absa's market capitalisation of R29,3 billion (based on 651 055 074 Absa ordinary shares in issue and an Absa share price of R44,96 per share).

7.5 Potential effect of the specific issues (and options) on Absa's calculation of fully diluted earnings and net asset value per ordinary share

In terms of Generally Accepted Accounting Practice – AC 104 – options are dilutive on the calculation of earnings per share (i.e. an accounting dilution), when they would result in the issue of ordinary shares for less than fair value (i.e. if the market value of an Absa ordinary share at the date of calculating the Absa earnings per share is higher than the option strike price). For illustrative purposes only and assuming that all the options attaching to the redeemable preference shares are exercised and the new Absa ordinary shares subscribed for at the option strike price, the dilutionary effects on earnings per share, irrespective of the date of exercise of the options or the level of earnings, would be those disclosed in the table below:

Assumed Absa ordinary share price R	Resulting option strike price R	Pro forma dilutionary impact on Absa's diluted earnings per share %
50,00	48,00	0,5
60,00	48,00	2,4
70,00	48,00	3,7
80,00	55,00	3,7
90,00	62,00	3,7
100,00	69,00	3,7
110,00	69,00	4,4
120,00	69,00	5,0

The proposed transactions may have an effect on the net asset value and/or tangible net asset value per Absa ordinary share at the date of exercise of the option if the actual net asset value or tangible net asset value per Absa ordinary share at that date materially differs from the option strike price.

7.6 Effect of the specific issues (and options) on Absa's historic earnings and net asset value per ordinary share

In compliance with the Listings Requirements, the pro forma historical financial effects, for which the Absa directors are responsible, have been prepared for illustrative purposes only, to provide information about how the specific issues for cash might have affected Absa, had the proposed specific issues for cash and subscription been effected on 1 April 2003 (i.e. for the six-month period from 1 April 2003 to 30 September 2003) for income statement purposes and on 30 September 2003 for balance sheet purposes. Because of the nature of the instrument, this may not be a true reflection of Absa's actual financial position or results. The financial benefits emanating from the BEE transaction are difficult to quantify, but are expected to be significant in the future. These benefits have been ignored in computing the effects below.

	Before Note 1 cents	After the issue of the redeemable preference shares Note 2 cents	Decrease %	After redeeming the redeemable preference shares and subscribing for ordinary shares Note 3 cents	Increase/ (Decrease) Note 3, Note 1 %
Earnings per ordinary share	320,3	315,6	(1,5)	304,7	(4,9)
Headline earnings per ordinary share	324,5	321,9	(0,8)	310,3	(4,4)
Net asset value per ordinary share	2 748,8	2 744,6	(0,2)	2 970,6	8,1
Net tangible asset value per ordinary share	2 723,7	2 719,5	(0,2)	2 948,2	8,2

Notes:

1. The information has been compiled from the unaudited consolidated income statement of Absa for the six-month period ended 30 September 2003 and the unaudited consolidated balance sheet of Absa at 30 September 2003.
2. The adjustments relate to the assumptions that:
   - 80 467 500 redeemable preference shares have been issued at a price of R2,00 per redeemable preference share;
   - the cash received of R160,9 million from the issue of the redeemable preference shares was utilised to repay current wholesale funding at an average wholesale funding rate of 12,2% per annum (or 8,5% post-tax) for the six-month period ended 30 September 2003;
   - the payment of a once-off taxable bonus estimated at R19,8 million (or R13,9 million post-tax) to qualifying employees, such that the employee will be entitled to a net cash bonus of R400,00 for the purposes of subscribing for 200 redeemable preference shares at R2,00 each in terms of the Absa employee share ownership programme;
   - preference dividends of 11,3% (being 72% of the average prime overdraft rate of 15,7% for the six-month period ended 30 September 2003) have been paid on the redeemable preference shares issued;
   - estimated costs relating to the evaluation, negotiation and implementation of the proposed transactions (including professional fees, publishing costs and statutory fees) of approximately R13,5 million (not tax deductible);
   - the tax effects related to the above.
3. The adjustments relate to the assumptions that:
   - the options are exercised and 80 467 500 redeemable preference shares are redeemed at R2,00 per share. 80 467 500 new ordinary shares are issued at R48,00 per share pursuant to the exercise of the options, thereby raising R3,9 billion capital;
   - the payment of a once-off taxable bonus estimated at R19,8 million (or R13,9 million post-tax) to qualifying employees, such that the employee will be entitled to a net cash bonus of R400,00 for the purposes of subscribing for 200 redeemable preference shares at R2,00 each in terms of the Absa employee share ownership programme;
   - earnings of 12,2% per annum (or 8,5% post-tax) (being Absa's average wholesale funding rate for the six-month period ended 30 September 2003) have been received on the cash generated of R4,2 billion; comprising R3,9 billion received on the issue of shares and R0,3 billion cash released due to lower liquidity reserves required by the South African Reserve Bank;
   - estimated costs relating to the evaluation, negotiation and implementation of the proposed transactions (including professional fees, publishing costs and statutory fees) of approximately R13,5 million (not tax deductible);
   - the tax effects related to the above.
4. No adjustments have been made for IFRS 2 implications as referred to in paragraph 7.8 below.

7.7 Effect of the specific issues (and options) on Absa's return on equity

The issue of the redeemable preference shares, in terms of the specific issues, for R160 935 000 will be disclosed as a liability and will accordingly not have an impact on Absa's return on equity.

The exact amount of capital to be raised on the specific issue of Absa ordinary shares following the future exercise of the options will depend on the option strike price, which is dependent upon the Absa ordinary share price at the date of exercise of the option. The amount which could potentially be raised, during the option period (between three and five years from the date of issue of the redeemable preference shares), is expected to be significant (potentially R3,9 billion at an option strike price of R48,00 per share). Absa's return on average equity is a fundamental driver of the Absa business. Absa therefore actively manages its capital needs and returns thereon on a continuous basis and this raising of capital will be managed in the same manner.

7.8 Accounting treatment

A new accounting statement IFRS 2 – Share Based payments – ("IFRS 2") was released in February 2004 to regulate the accounting treatment of equity issued to staff and other parties. It is anticipated that IFRS 2 will be adopted as an accounting standard in South Africa. The Absa board of directors is of the opinion that both the proposed BEE transaction and the Absa employee share ownership programme fall within the ambit of the new IFRS 2 and this view is supported by the opinions of KPMG and Ernst & Young, the joint independent reporting accountants.

IFRS 2 shall become effective for companies with financial years beginning on or after 1 January 2005. In the case of Absa, this implies that IFRS 2 will only affect the issue of share options vesting after 1 April 2005, which would then be accounted for in the financial year ending 31 March 2006. The BEE transaction has no IFRS 2 accounting impact for Absa, as the options attached to the redeemable preference shares vest immediately on issue of the redeemable preference shares. Regarding the Absa employee share ownership programme, however, the options will only vest during the option period as participants need to be employees of Absa at the time of exercise of the option to validly exercise the option.

In the view of the Absa board of directors the most appropriate gauge of the financial impact of the proposed transactions on Absa and its shareholders is the value of the options issued in terms of these transactions which was R858,6 million at 2 April 2004 (see paragraph 7.4.2 above) and R800,7 million at 21 May 2004 (see paragraph 7.4.3 above).

While unlikely, it is possible that the accounting treatment described above could subsequently be altered as a result of further developments to accounting standards or if a different interpretation is placed on the newly released IFRS 2. Should this be the case and should any such changes require adjustments to the existing or any prior income statement and/or balance sheet and/or earnings per ordinary share of Absa, then, at the election of Absa, after consultation with Batho Bonke, Absa will be entitled to convert the variable option strike price to a fixed option strike price of R58,00. In this case, the fair value of the options are R833,6 million (at 2 April 2004) and R766,9 million (at 21 May 2004), which is in line with the fair value of the options at a variable option strike price of R858,6 million and R800,7 million, respectively.

7.9 Prospects

As published in Absa's annual report for 2003, Absa's prospects of achieving sustainable value creation for shareholders remain healthy. The Absa group's very successful business model, based on a customer-focused strategy, has performed exceptionally in the more than two years since its introduction. Income from traditional strongholds continues to form the basis of the Absa group's growth and will be supported by an increased emphasis on non-traditional earnings streams. Enhancing efficiency, the development of intellectual capital as well as BEE-related initiatives will remain key focus areas. This implies an organic growth strategy, although the Absa group will also assess any opportunities for growth through acquisition.

8. GENERAL MEETING AND SHAREHOLDER APPROVAL

8.1 General meeting

Attached to and forming part of this circular is a notice convening a general meeting of shareholders to be held at Absa, PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, at 11:45 on Friday, 25 June 2004, at which meeting, *inter alia*, the special and ordinary resolutions required to implement the BEE transaction and the Absa employee share ownership programme will be proposed for consideration and, if deemed fit, approved with or without modification.

A form of proxy for use by registered holders of certificated shares and holders of dematerialised shares in their own name who are unable to attend the general meeting and wish to be represented thereat, is included in this circular.

Shareholders who have dematerialised their Absa shares and do not have own name registration must inform their CSDP or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

8.2 Shareholder approval

The creation of the redeemable preference shares requires an amendment to the articles of association of Absa and an increase in the authorised share capital of Absa which are subject to approval by special resolution passed by at least 75% of Absa shareholders present or represented by proxy at the general meeting and entitled to vote, of which not less than 21 clear days' notice has been given and at which not less than 25% of the total votes of all shareholders entitled to attend and vote are present or represented.

In accordance with Rule 5.51(g) of the Listings Requirements, the specific issues of redeemable preference shares for cash is subject to approval by ordinary resolution passed by at least 75% of Absa shareholders present or represented by proxy at the general meeting and entitled to vote, excluding any parties and their associates participating in the specific issues for cash.

9. FAIR AND REASONABLE OPINION

9.1 In terms of the Listings Requirements, a fair and reasonable opinion from an independent professional expert is required, indicating whether the terms and conditions of the proposed transactions are fair and reasonable to Absa's shareholders.

- Rule 5.51(f) of the Listings Requirements provides: "if the issue is to a related party/ies as described in Section 10, such issue shall be subject to the issuer providing its equity securities holders with a fair and reasonable statement complying with Schedule 5 from an independent professional expert acceptable to the JSE, indicating whether or not the issue is fair and reasonable to equity securities holders, excluding the related party/ies if it/they are equity securities holders, of the issuer." The specific issue of 73 152 300 new redeemable preference shares is to Batho Bonke of which Mr Tokyo Sexwale will be a director and chairman of the Batho Bonke board of directors. Mvelaphanda Holdings (Proprietary) Limited owns 50% of HDSA SPV, which in turn owns 100% of Batho Bonke issued shares immediately prior to implementation of the BEE transaction. Mr Tokyo Sexwale is a director and chairman of the board of directors and a shareholder of Mvelaphanda Holdings (Proprietary) Limited. Mr Tokyo Sexwale is considered a related party to Absa and accordingly the votes of the related party and his associates will not be taken into account for the resolution to issue the redeemable preference shares.
- Rule 5.53(b) of the Listings Requirements provides: "If the discount to the market price at the time of exercise of the option ...... is not known at the time of grant/ issue of the option ...., then the grant/issue will be subject to the issuer (namely Absa) providing its holders of securities with a fair and reasonable statement complying with Schedule 5 from an independent professional expert acceptable to the JSE indicating whether or not the issue is fair and reasonable to the issuer's holders of securities."

9.2 The Absa board of directors appointed Merrill Lynch South Africa (Proprietary) Limited ("Merrill Lynch") to provide such an opinion. Merrill Lynch has considered the terms of the proposed transactions and, based on a review of information available to it and certain assumptions set out therein, is of the opinion that the proposed transactions are fair and reasonable to shareholders of Absa. The text of the letter in this regard is set out in Annexure 1 to this circular.

10. DIRECTORS' INTERESTS, OPINION, RESPONSIBILITY STATEMENT AND APPOINTMENTS

10.1 Directors and directors' interests in the share capital of Absa

10.1.1 The names and addresses of the directors at the date of this report are as follows:

Independent non-executive directors

Daniël Christiaan Cronjé *(Chairman)*	170 Main Street, Absa Towers East Johannesburg, 2001
David Charles Brink *(Deputy chairman)*	14 Ballyclare Drive, Ballyclare Place Bryanston, 2021
Desmond Claude Arnold	32 Mount Street, Bryanston, 2021
Leslie Boyd	44 Main Street, Johannesburg, 2001
Brian Patrick Connellan	14 Via Torino, Villa Torino, 66 Cumberland Road Bryanston, 2021
Adriaan Sarel du Plessis	11 Moolenhof, 172 Surrey Avenue, Ferndale Randburg, 2194
Garth Griffin	78 Brommersvlei, Klaasenbosch Cottage Constantia, 7806
Lourens Nicolaas Jonker	Weltevrede Wine Estate, Weltevrede Bonnievale, 6730
Paul du Plessis Kruger	1 Sturdee Avenue, Rosebank, 2196
Tokyo Mosima Gabriel Sexwale	23 Glenhove Road, Melrose Estate Houghton, 2041
Franklin Abraham Sonn	South Gate Office Park, Tyger Waterfront Bellville, Cape Town, 5730
Peter Edward Ivan Swartz	KFC Building, corner 3rd Avenue and Klipfontein Road, Athlone, 7764

Non-executive directors

Theodore van Wyk	2 Saxon Road, The Court House Sandhurst, 2196
Johan van Zyl	2 Strand Road, Belville, 7530

Executive directors

Ewald Renaldo Bosman *(Group chief executive)*	170 Main Street, Absa Towers East Johannesburg, 2001
George Rupert Pardoe *(Deputy Group chief executive)*	170 Main Street, Absa Towers East Johannesburg, 2001
Francois Jacobus du Toit	170 Main Street, Absa Towers East Johannesburg, 2001

10.1.2 On the last practicable date, the directors of Absa had the following direct and indirect beneficial and non-beneficial interests in Absa shares:

	Beneficially held Direct	Beneficially held Indirect	Non-beneficially held Direct	Non-beneficially held Indirect	Total shares held beneficially and non-beneficially	Percentage of total of Absa shares in issue†	Allocated share options	Total shares and allocated share options held	Percentage of total of Absa shares in issue and allocated share options‡
D C Cronjé	253 942	–	–	–	253 942	0,04	–	253 942	0,04
D C Brink	–	30 900	–	–	30 900	0,01	–	30 900	0,01
E R Bosman*	134 184	155 000	–	–	289 184	0,04	930 000	1 219 184	0,19
D C Arnold	1 000	–	–	–	1 000	–	–	1 000	–
L Boyd	11 086	–	–	–	11 086	–	–	11 086	–
B P Connellan	–	600	–	–	600	–	–	600	–
A S du Plessis	–	–	–	4 000	4 000	–	–	4 000	–
F J du Toit *	34 111	82 187	–	–	116 298	0,02	296 000	412 298	0,06
G Griffin	2 000	–	–	–	2 000	–	–	2 000	–
L N Jonker	–	–	–	3 051	3 051	–	–	3 051	–
P du P Kruger	–	–	–	–	–	–	–	–	–
G R Pardoe *	–	–	–	–	–	–	730 000	730 000	0,11
T M G Sexwale	–	–	–	–	–	–	–	–	–
F A Sonn	–	3 000	–	–	3 000	–	–	3 000	–
P E I Swartz	2 049	–	–	765	2 814	–	–	2 814	–
T van Wyk	–	–	–	–	–	–	–	–	–
J van Zyl	–	–	–	–	–	–	–	–	–
	438 372	271 687	–	7 816	717 875	0,11	1 956 000	2 673 875	0,41

* Executive director.

† Based on 651 055 074 Absa shares in issue.

‡ Based on 651 055 074 Absa shares in issue plus the 1 956 000 share options = 653 011 074 shares and options in issue.

Save for Mr T M G Sexwale who is a Promoter and participant in the BEE transaction and Dr F A Sonn and Mr P E I Swartz who are participants in a BEE grouping, the directors of Absa have no interest in the proposed transactions other than in respect of their disclosed shareholdings.

There will be no change in the remuneration of the directors of Absa as a result of the proposed transactions.

No director has had any material beneficial interest, whether directly or indirectly, in any transaction effected by Absa during the current or immediately preceding financial year or during an earlier financial year which remains in any respect outstanding or underperformed.

10.1.3 *Directors' disclosure of interests in the BEE transaction*

Mr Tokyo Sexwale is:

- lead Promoter to the Absa empowerment initiative;
- Chairman of Batho Bonke (which company will upon implementation of the proposed transactions effectively own 10% of the voting shares of Absa);
- Chairman of Mvelaphanda Holdings (Proprietary) Limited (which company will upon implementation of the proposed transactions effectively own 20% of the shares of Batho Bonke);
- a shareholder in Mvelaphanda Holdings (Proprietary) Limited.

The Promoters have invited Dr F A Sonn and Mr P E I Swartz (both Absa non-executive directors), Mr I B Skosana (Absa Bank executive director) and Mr N P Mageza (Absa Bank alternate executive director) to participate in the proposed BEE transaction upon bases and terms still to be agreed upon by the Promoters. Once agreed, Absa shall publish such details on SENS.

10.2 **Directors' opinion**

Absa has taken great care in designing the BEE transaction to ensure that the long-term interests of Absa and all its stakeholders (including its existing and future shareholders) are positively affected. However, Absa is not able to predict the future dynamics of a broadly-based empowerment structure which, by its nature, may generate challenges in the future and accordingly, the future financial and other benefits emanating from the BEE transaction are difficult to quantify. Whilst there can be no absolute assurances that all of the expected benefits of the BEE transaction will materialise in the future, or at all, or that the BEE transaction will comply in every respect with the ownership provisions of the Financial Charter, the board does believe that the BEE transaction will be positive for the future development of Absa's business in general and that failure to proceed with meaningful empowerment initiatives would result in the loss over time of shareholder value substantially in excess of the value of the options referred to in paragraph 7.4 above. Taking all the relevant factors into account, the board believes the proposed transactions to be fair and reasonable and in the best interests of Absa.

The Absa board, save for Mr Tokyo Sexwale, Dr F A Sonn and Mr P E I Swartz, who have recused themselves owing to their involvement in the proposed BEE transaction (see paragraph 10.1.3 above), unanimously recommends that shareholders vote in favour of the special and ordinary resolutions to be considered at a general meeting to be convened specifically for this purpose. In respect of their own holdings of Absa ordinary shares, the Absa board members, with the exception of Mr Tokyo Sexwale, Dr F A Sonn and Mr P E I Swartz, who have recused themselves, intend to vote in favour of the special and ordinary resolutions to be presented at the general meeting.

The directors confirm that each of the specific issues for cash referred to in this circular do not constitute an affected transaction as defined in the Securities Regulation Code on Take-overs and Mergers and the Rules of the Securities Regulation Panel established under section 440B of the Companies Act.

10.3 **Directors' responsibility statement**

The directors, whose names are given on page 10 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular, certify that to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts.

10.4 **Board appointments**

Mrs Nthobi Angel and Mr Leslie Maasdorp have been nominated by Batho Bonke to join the board of Absa subject to the requisite shareholder approvals being obtained. The ordinary resolutions providing for the approval by shareholders of their appointments, whose respective appointments are also subject to the approval by the Registrar of Banks, are contained in the attached notice of general meeting (ordinary resolutions numbers 4 and 5, respectively).

The Financial Charter has set a board composition target for financial institutions of 33% black people, being black South Africans, Coloureds and Indians (with a minimum of 11% being women) by 31 December 2008. If the Absa shareholders accept the nominations of Mrs Angel and Mr Maasdorp, the Absa board will have 26,3% black representation (5,3% being women). Absa is confident that the required Financial Charter targets will be achieved well before the targeted date of 31 December 2008.

The biographical information for Mrs Nthobi Angel includes:

N L (Nthobi) Angel (49) BA (Hons), M.Sc (Sociology)

Chief Executive Officer of Mvelaphanda Resources Limited

From 1994 to 1995, she was Public Affairs Manager at Rhone-Poulenc Rorer SA (Proprietary) Limited. Thereafter she was appointed as General Manager: Corporate Affairs at Engen Petroleum Limited, a position she held until early 2000, when she was appointed as Executive Director: Strategic Affairs at Engen. From 2001 to 2003 she acted as Chief Operation Officer: Strategic Planning and Communications at the office of the State President. She is a director of the Open Africa Initiative and the Peace Parks Foundation, a trustee of the Kagiso Trust and a board member of Deloitte & Touche, Chartered Accountants (SA).

The biographical information for Mr Leslie Maasdorp includes:

L (Leslie) Maasdorp (38) BA, M.Sc (Economics)

International Adviser: Goldman Sachs International

In 1992 he was appointed policy adviser to the Department of Economic Planning of the ANC. From 1994 to 1995 he was Special Adviser to the South African Minister of Labour. Thereafter (from 1995 to 1999), he was Senior Manager: Strategy at Deloitte Consulting and from 1999 to 2002 he served as Deputy-Director-General with responsibility for the Restructuring of State Owned Enterprises in the Department of Public Enterprises. In 2002 he was appointed International Adviser with Goldman Sachs International. He is a board member of the Trade and Industry Policy Secretariat (a research advisory body to the Minister of Trade and Industry), Chairman of Trans Caledon Tunnel Authority (TCTA) and Deputy Chairman of South African Weather Services. He also serves on the Board of Governors of Hilton College.

11. GENERAL

11.1 King Code

11.1.1 *Corporate governance*

Good corporate governance is an integral part of the management and conduct of Absa's operations. Accordingly, Absa is fully committed to the principles of the Code of Corporate Practices and Conduct set out in the King Committee Report on corporate governance ("King II"). The purpose of King II is to promote the highest level of corporate governance in South Africa. In supporting the code, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices.

11.1.2 *Compliance with King II*

The directors are of the opinion that Absa complies with, and has applied, the requirements of King II over the past financial year.

11.1.3 *Application of the code and approach to the corporate governance*

All entities in the Absa group are required to subscribe to the spirit and principles of the code. In addition, the code is applied to all operating entities of the nature and size identified in King II.

Whereas the Absa board reviews overall group compliance with the code and is the focal point of the group's corporate governance system, the directors of specific companies in the group are responsible for ensuring compliance at group company level. The group facilitates a comprehensive process to review compliance with the code by all relevant entities each year. This includes:

- a full and effective review by the Absa board of all aspects relating to on-going corporate governance during the year, the inclusion of statements in this regard in the annual report and consideration of the requirements of Regulation 38(5) of the Banks Act (in terms of which the board is required to report annually to the Registrar of Banks on the extent to which the process of corporate governance implemented by Absa successfully achieves the objectives determined by the board); and
- a review of current and emerging trends in corporate governance and the group's systems of governance and their benchmarking against local and international best practice.

In its governance approach, the board believes that while compliance to the form of governance is important, greater emphasis is placed in ensuring compliance with the substance of governance. The board also seeks to ensure that good governance is practiced at all levels in the group and is an integral part of the management and conduct of Absa's operations.

11.2 **Consents**

The merchant bank and co-sponsor, legal adviser, lead sponsor, independent adviser, joint independent reporting accountants and transfer secretaries have all provided their written consents to act in the capacity stated and to their names being used in this circular and have not withdrawn their consents prior to the publication of this circular.

11.3 **Litigation statement**

There are no legal or arbitration proceedings which may have, or have had in the past 12 months, a material effect on the financial position of Absa or its subsidiaries. The board is not aware of any such proceedings that are pending or threatened.

11.4 **Documents available for inspection**

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of Absa, at 3rd Floor, Absa Towers East, 170 Main Street, Johannesburg, 2001, from the date of this circular up to and including the date of the general meeting:

11.4.1 a signed copy of this circular;

11.4.2 the memorandum and articles of association of Absa;

11.4.3 the unaudited interim financial statements for the six months ended 30 September 2003;

11.4.4 the audited annual financial statements of Absa for the years ended 31 March 2003, 31 March 2002 and 31 March 2001;

11.4.5 the trust deed of the Absa ESOP Trust;

11.4.6 the relationship agreement between Absa, the Promoters, the Promoters' companies and Batho Bonke;

11.4.7 the shareholders' agreement between Batho Bonke shareholders, Batho Bonke, the Promoters and Absa;

11.4.8 the signed fair and reasonable opinion letter, the text of which is included in this circular as Annexure 1;

11.4.9 the signed joint independent reporting accountants report on the pro forma financial information, the text of which is included in this circular as Annexure 2; and

11.4.10 the written consents of the appointed professional advisers as set out in paragraph 11.2 above.

By order of the board

W R Somerville
Group secretary

Johannesburg
28 May 2004

FAIR AND REASONABLE OPINION

"Absa Group Limited
Absa Towers East
170 Main Street
Johannesburg, 2001

28 May 2004

For the attention of the Board of Directors:

1. INTRODUCTION

Absa Group Limited (the "Company"), the Promoters (as defined elsewhere in this document), Main Street 169 (Proprietary) Limited ("Batho Bonke") and Batho Bonke's shareholders have entered into a Relationship Agreement and a Shareholders' Agreement (collectively, the "Agreements") pursuant to which the Company will create 80,5 million ZAR2 Redeemable Preference Shares of the Company (the "Transaction") (the "Redeemable Preference Shares") for an aggregate consideration of ZAR161 million in cash (the "Consideration"). Batho Bonke will subscribe for 73,2 million Redeemable Preference Shares and up to a maximum of 7,3 million Redeemable Preference Shares will be made available to a newly created employee share ownership program. It is understood that each Redeemable Preference Share will carry an option to acquire ordinary shares in the Company (the "Ordinary Shares") at specified option exercise dates, occurring at predetermined intervals between three and five years from the date of issue. Such Ordinary Shares will be acquired at a price of ZAR48,00 per share, with certain provisions to increase the exercise price if the Absa share price increases sufficiently or to convert to a fixed price of ZAR 58,00 under certain circumstances. The Redeemable Preference Shares will be redeemed on exercise of the option or on their final maturity.

You have asked us, as independent professional expert, whether, in our opinion, the Transaction is fair and reasonable to holders of the Company's ordinary shares pursuant to sections 5.51(f) and 5.53(b), as well as section 10.4(f) of the Listings Requirements of the JSE Securities Exchange South Africa (the "JSE").

2. INFORMATION

In arriving at our opinion, we have, among other things:

- reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
- reviewed the Relationship Agreement and the Shareholders' Agreement between the Company, Batho Bonke and Batho Bonke's shareholders;
- participated in discussions with senior management of the Company;
- participated in discussions with, and reviewed documents written by, the Company's legal advisers regarding the application of the Financial Sector Charter in the context of the Transaction; and
- reviewed such other financial studies and analyses and other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

Furthermore, we have taken the following factors into account:

- the proposed financial terms of the Transaction in comparison with the financial terms of certain other transactions that we deemed to be relevant;
- the assessment of the Board as to the benefits it expects from entering into the Transaction, as well as the potential impact on the Company of not entering into the Transaction;
- the environment in which the Company operates and the need for empowerment within that environment for the Company to operate effectively; and
- the fact that the Board is confident that the Transaction will result in compliance with the direct ownership requirement of the Financial Sector Charter.

In preparing our opinion, we have not reviewed the accuracy and completeness of the information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not independently audited such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of the Company or Batho Bonke under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. Where practicable, we have compared the financial forecast information furnished to or discussed with us by the Company against third party sources. In respect of other financial forecast information, we have discussed the assumptions made therein with the management of the Company. On the basis of these and such other enquiries as we have considered appropriate, we believe that the financial forecast information has been compiled with due care and consideration. We have assumed that the Relationship Agreement and the Shareholders' Agreement have not been materially amended subsequent to our review and that the Transaction will be consummated substantially on the terms set out in the Relationship Agreement and the Shareholders' Agreement as signed on 5 April 2004.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date of this letter, including, but not limited to, our current understanding of the Financial Sector Charter, based on discussions with the Company and its advisers. We have assumed that in the course of obtaining any necessary regulatory or other consent or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

3. METHODOLOGY

In arriving at our conclusion, we have undertaken a valuation of the options attached to the Redeemable Preference Shares and in doing so we have made certain assumptions, including in relation to the Company's dividend yield, long term share price volatility and interest rates. The valuation of the options has been undertaken using Monte Carlo simulation analysis and we have compared the aggregate value of the options with the potential loss of value that may arise if the Company were not to enter into the Transaction, as estimated by the Board.

4. EXPLANATION OF FAIR AND REASONABLE

Fairness is based on quantitative issues. We have had regard to the value of the consideration received and to the potential loss in value if the Company were not to enter into the Transaction. Reasonableness is based on qualitative issues, several of which have been described above.

5. OPINION

Our opinion is based on the economic, financial, market and other conditions prevailing at the date of this letter. In particular, we have not considered the effect of the Company losing its empowerment credentials as a result of termination of the Transaction, failure of the holders of the Redeemable Preference Shares to exercise their options or sale of Ordinary Shares following exercise of the options. We have also relied on agreements setting out the terms of the Transaction, provided to us and assumed that the final executed agreements will not be materially different from these agreements. Subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm. Based upon and subject to the contents of this letter, in our opinion, as at the date of this letter, the terms and conditions of the Transaction are fair and reasonable to the holders of the Company's Ordinary Shares.

6. RELATIONSHIP WITH ABSA

We have been retained as an independent professional expert to the Board in connection with the Transaction and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently sponsor to the Company on the JSE and have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such

services. In addition, in the ordinary course of our business, we may actively trade the Ordinary Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

7. **USE OF THIS OPINION**

This opinion is provided solely for the benefit of the Board and the holders of the Company's Ordinary Shares in connection with and for the purpose of their consideration of the Transaction. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch South Africa (Proprietary) Limited or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch South Africa (Proprietary) Limited.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction or any matter related to it. An individual shareholder's decision may be influenced by such shareholder's particular circumstances. Accordingly, a shareholder should consult an independent financial adviser if such shareholder is in any doubt as to the merits or otherwise of the Transaction.

Yours faithfully

MERRILL LYNCH SOUTH AFRICA (PROPRIETARY) LIMITED"

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE PRO FORMA FINANCIAL INFORMATION OF ABSA

"The Directors
Absa Group Limited
PO Box 260595
Excom
2023

25 May 2004

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS TO THE DIRECTORS OF ABSA GROUP LIMITED ("Absa")

Introduction

We have conducted certain procedures with regard to the unaudited pro forma financial effects ("the pro forma financial information") of Absa set out in paragraphs 7.3 and 7.6 of the circular to Absa shareholders to be dated on or about 25 May 2004.

The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed introduction of empowerment shareholders ("the transaction") might have affected the financial information presented.

Because of its nature the pro forma financial information may not present a fair reflection of the financial position of Absa, after the transaction, nor of the effect on earnings.

At your request and for the purpose of the transaction we present our report on the pro forma financial information relating to the transaction in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE Listings Requirements").

Responsibilities

The directors of Absa are solely responsible for the preparation of the pro forma financial information to which this reporting accountants' report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the basis of preparation of the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Scope

We have conducted certain procedures which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted historical financial information with the source documents, considering the evidence supporting the adjustments, recalculating the amounts based on the information obtained and discussing the pro forma financial information with the directors of Absa.

Because the above procedures do not constitute either an audit or review undertaken in accordance with the Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the pro forma financial information.

Had we performed additional procedures, or had we performed an audit or review of the financial statements in accordance with the Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

Based on our procedures, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Absa; and
- the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed pursuant to section 8.30 of the JSE Listings Requirements.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to Absa shareholders in the form and context in which it appears.

Yours faithfully

KPMG Inc.
Per Richard Carreira
Managing Director – Corporate Finance
Registered Accountants and Auditors
Chartered Accountants (SA)

KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag 9, Parkview, 2122)

Ernst & Young
Chartered Accountants (SA)

Wanderers Office Park
52 Corlett Drive
Illovo, 2196
(PO Box 2322, Johannesburg, 2000)"

PRICE HISTORY OF ABSA ORDINARY SHARES ON THE JSE

Date	High (cents)	Low (cents)	Close (cents)	Volume
Quarter ended				
2000				
31 March	2 731	2 616	2 666	978 274
30 June	2 456	2 379	2 422	1 127 136
30 September	2 755	2 701	2 734	806 343
31 December	2 604	2 529	2 566	836 963
2001				
31 March	3 183	3 092	3 148	1 185 777
30 June	3 487	3 394	3 446	1 501 089
30 September	3 854	3 757	3 816	849 356
31 December	3 554	3 450	3 500	1 631 185
2002				
31 March	2 925	2 806	2 858	1 935 835
30 June	3 277	3 161	3 225	1 578 453
30 September	2 935	2 838	2 889	1 912 966
31 December	3 303	3 206	3 260	1 656 510
Month ended				
2002				
30 November	3 466	3 342	3 423	2 006 464
31 December	3 389	3 292	3 333	1 670 500
2003				
31 January	3 389	3 303	3 357	1 633 640
28 February	3 383	3 321	3 355	1 791 157
31 March	3 155	3 076	3 110	2 194 840
30 April	3 137	3 081	3 112	2 182 367
31 May	3 270	3 192	3 238	1 989 563
30 June	3 542	3 447	3 496	2 189 904
31 July	3 702	3 613	3 655	1 442 348
31 August	3 679	3 607	3 635	975 828
31 September	3 512	3 438	3 470	2 344 441
31 October	3 793	3 707	3 762	1 610 063
30 November (Note 1)	4 000	3 930	3 966	2 495 063
30 December	4 266	4 153	4 213	1 483 855
2004				
31 January (Note 2)	4 356	4 250	4 314	2 093 427
29 February (Note 3)	4 604	4 526	4 575	1 487 257
31 March	4 632	4 535	4 591	1 802 228
30 April	4 787	4 674	4 743	1 424 319
Daily				
2004				
1 April	4 750	4 590	4 749	2 272 629
2 April	4 800	4 725	4 774	1 939 635
5 April	4 780	4 680	4 765	1 958 627

Date	High (cents)	Low (cents)	Close (cents)	Volume
Daily (continued)				
2004				
6 April (Note 4)	4 890	4 701	4 820	550 824
7 April	4 840	4 710	4 765	1 449 714
8 April	4 820	4 765	4 820	954 466
13 April	4 870	4 820	4 845	1 460 077
15 April	4 845	4 730	4 814	1 102 717
16 April	4 810	4 720	4 775	290 577
19 April	4 820	4 700	4 760	1 126 101
20 April	4 830	4 730	4 810	892 798
21 April	4 855	4 750	4 845	1 479 475
22 April	4 840	4 700	4 700	1 348 523
23 April	4 740	4 650	4 684	1 248 318
26 April	4 700	4 635	4 700	1 222 973
28 April	4 700	4 630	4 675	1 867 920
29 April	4 700	4 500	4 585	1 818 353
30 April	4 580	4 400	4 485	2 654 007
3 May	4 500	4 420	4 440	1 237 969
4 May	4 475	4 430	4 445	2 238 615
5 May	4 500	4 425	4 482	1 927 524
6 May	4 600	4 455	4 455	1 813 254
7 May	4 600	4 400	4 500	2 346 938
10 May	4 500	4 325	4 385	2 740 218
11 May	4 500	4 310	4 490	2 940 733
12 May	4 525	4 450	4 450	1 382 874
13 May	4 550	4 430	4 500	2 206 775
14 May	4 520	4 320	4 320	1 720 337
17 May	4 450	4 225	4 450	1 536 757
18 May	4 475	4 325	4 349	1 633 284
19 May	4 500	4 355	4 475	2 463 996
20 May	4 620	4 425	4 580	3 043 040
21 May	4 645	4 550	4 575	1 406 243

Source: McGregor BFA.

Note 1 – Absa released a cautionary announcement on SENS and in the press on 24 November 2003 advising shareholders of its advanced negotiations with regard to the introduction of empowerment shareholders at the Absa Group level.

Note 2 – Absa released a renewal of cautionary announcement on SENS and in the press on 14 January 2004.

Note 3 – Absa released a renewal of cautionary announcement on SENS and in the press on 27 February 2004.

Note 4 – Absa released a detailed announcement on SENS on 6 April 2004 (and in the press on 7 April 2004) describing the "Proposed introduction of empowerment shareholders into Absa".

Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa" or "the Company")

Board of directors

Independent non-executive directors

D C Cronjé *(Chairman)*
D C Brink *(Deputy chairman)*
D C Arnold
L Boyd
B P Connellan
A S du Plessis
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
F A Sonn
P E I Swartz

Non-executive directors

T van Wyk
J van Zyl

Executive directors

E R Bosman *(Group chief executive)*
G R Pardoe *(Deputy group chief executive)*
F J du Toit

Group secretary

W R Somerville

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of ordinary shareholders of Absa will be held at PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, at 11:45 on Friday, 25 June 2004 for the purpose of considering, and if deemed fit, passing, with or without modification, the following special and ordinary resolutions:

1. SPECIAL RESOLUTION NUMBER 1

"RESOLVED AS A SPECIAL RESOLUTION THAT:

subject to the passing and simultaneous registration of special resolution number 2 proposed in terms of the notice convening the meeting at which this resolution is proposed, the Company's authorised share capital of R1 600 000 000,00, divided into 800 000 000 ordinary par value shares of R2,00 each, be and is hereby increased to R1 760 935 000,00, divided into:

- 800 000 000 ordinary par value shares of R2,00 each; and
- 80 467 500 redeemable cumulative option holding par value preference shares of R2,00 each, being the shares to be created as described below;

by the creation of 80 467 500 new redeemable cumulative option holding par value preference shares of R2,00 each having attached thereto the rights, privileges, conditions, limitations and obligations, as set out in the articles of association of the Company ("redeemable preference shares"), after the amendment of such articles in accordance with the provisions of the special resolution number 2 to be proposed in terms of the notice convening the meeting at which this resolution is proposed."

Reason for and effect of special resolution number 1

(a) The reason for special resolution number 1 is to increase the authorised share capital of the Company by the creation of the redeemable preference shares, having the rights, privileges, conditions, limitations and obligations desirable to enable the Company to implement the BEE transaction and the Absa employee share ownership programme.

(b) The effect of special resolution number 1 will be to increase the authorised and issued share capital of the Company to include the redeemable preference shares necessary and desirable to enable the Company to implement the aforementioned BEE transaction and the Absa employee share ownership programme.

2. **SPECIAL RESOLUTION NUMBER 2**

"RESOLVED AS A SPECIAL RESOLUTION THAT:

subject to the passing, simultaneous registration and coming into effect of special resolution number 1 proposed in terms of the notice convening the meeting at which this resolution is proposed, the articles of association of the Company be and they are hereby amended by the addition of new articles 174 to 182 set out in Schedule 1 hereto immediately following the last existing article of the Company."

Reason for and effect of special resolution number 2

(a) The reason for special resolution number 2 is to set out the terms and conditions of the redeemable preference shares so as to enable the Company to implement the BEE transaction and the Absa employee share ownership programme.

(b) The effect of special resolution number 2 will be to amend the articles of association of the Company to set out in the articles the terms and conditions of the redeemable preference shares in the Company necessary to enable the Company to implement the BEE transaction and the Absa employee share ownership programme.

3. **SPECIAL RESOLUTION NUMBER 3**

"RESOLVED AS A SPECIAL RESOLUTION THAT:

the Company be and is hereby authorised in accordance with the provisions of section 98(2) of the Companies Act, 1973 (Act 61 of 1973), as amended, insofar as it may be necessary in respect of the allotment and issue of ordinary par value shares of R2,00 each in the Company to those holders of redeemable preference shares, whose said redeemable preference shares are redeemed by virtue of the exercise by such holders of the option rights attributable to those shares, to issue such ordinary par value shares of R2,00 each in the Company ("Absa subscription shares") to such holders of the said redeemable preference shares, to the extent such holders have exercised the option rights attributable to such redeemable preference shares."

Reason for and effect of special resolution number 3

(a) The reason for special resolution number 3 is to authorise the Company to issue, where redeemable preference shares are redeemed pursuant to the exercise of the option rights attributable to those shares, ordinary par value shares of R2,00 each in the Company to the holders of the shares redeemed pursuant to the exercised option rights attributable to such redeemed shares.

(b) The effect of special resolution number 3 will be to enable the Company to issue ordinary par value shares of R2,00 each in respect of option rights exercised by the holders of the redeemable preference shares, to the extent that such option rights have been exercised, such issue of ordinary shares taking place without the necessity of increasing the authorised share capital of the Company by creating additional authorised ordinary par value shares of R2,00 each (see new article 177.4 set out in Schedule 1 hereto).

4. **ORDINARY RESOLUTION NUMBER 1**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

subject to the fulfilment of the following conditions precedent:

(i) the passing of this resolution by a 75% majority of the votes cast in respect of this resolution by the holders of all equity securities present or represented by proxy at the general meeting at which this resolution is proposed, excluding any parties and their associates (as defined in the Listings Requirements of the JSE Securities Exchange South Africa) participating in the specific issue of the redeemable preference shares, which is proposed by this resolution; and

(ii) the passing and registration of both special resolution number 1 and special resolution number 2 proposed in terms of the notice convening the meeting at which this resolution is proposed;

the Company hereby approves:

A. the placing under the control of the directors of the Company, which is hereby done, of the 73 152 300 authorised but unissued redeemable preference shares, and the specific issue of all such redeemable preference shares at a subscription price of R2,00 per share to Main Street 169 (Proprietary) Limited, registration number 2003/016319/07 ("Batho Bonke"), all of whose ordinary shares are initially registered in or will be registered in the names of the members of the Batho Bonke consortium set out in Schedule 2 hereto, and such issue of all 73 152 300 redeemable preference shares to take place by no later than 30 September 2004; and

B. the placing under the control of the directors, which is hereby done, of the authorised but unissued ordinary par value shares of R2,00 each which are established automatically and immediately upon the redemption of any of the 73 152 300 redeemable preference shares pursuant to the exercise of any options attaching to such shares, and the specific issue of such ordinary par value shares of R2,00 each ("Absa subscription shares") to those holders of the redeemable preference shares who shall have exercised the option rights attaching to such redeemable preference shares, such issue to take place in accordance with the option provisions in relation to the redeemable preference shares as set out in article 178 of the articles of association of the Company at a subscription price per Absa subscription share ("option strike price") calculated as follows:

   (a) if the market value an ordinary share is less than or equal to R70,00, the option strike price shall be R48,00; or

   (b) if the market value of an ordinary share is greater than R70,00 but less than or equal to R100,00, then the option strike price shall be R48,00 plus R0,70 (70 cents) for each complete R1,00 increment in the market value of an ordinary share over R70,00; or

   (c) if the market value of an ordinary share is greater than R100,00, then the option strike price shall be R69,00,

   where for purposes hereof the "market value of an ordinary share" means the 30 business day volume-weighted average trade price of the ordinary shares calculated over the 30 business days immediately preceding the relevant option exercise date, subject to the following conditions:

   (i) should any ordinary shares be restructured in any way, whether by way of a consolidation, sub-division, conversion, or otherwise, then, with effect from the date of such restructuring, appropriate changes shall be made to the subscription rights and option strike price set out above, which changes shall first be certified in writing by the auditors of the Company to be fair and reasonable to the holders of each relevant redeemable preference share; or

   (ii) should any of the circumstances referred to in article 176.1.2(b) of the articles of association of the Company prevail and the Company exercises its election referred to in article 176.1.2(b) of the articles of association of the Company, then with effect from the date immediately prior to the relevant adjustments having to be made or such changes taking effect, whichever is the earlier, the Company shall be entitled at its sole election, after consultation with Batho Bonke, to change the option strike price (referred to in article 178) to a fixed option strike price of R58,00 per Absa subscription share."

5. **ORDINARY RESOLUTION NUMBER 2**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

subject to the passing and registration of both special resolution number 1 and special resolution number 2 proposed in terms of the notice convening the meeting at which this resolution is proposed, the new Absa Group Limited Employee Share Ownership Administrative Trust ("the Absa ESOP Trust") be and it is hereby adopted, on and with effect from the date of registration of special resolution number 1 and special resolution number 2."

6. **ORDINARY RESOLUTION NUMBER 3**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

subject to the fulfilment of the following conditions precedent:

(i) the passing of this resolution by a 75% majority of the votes cast in respect of this resolution by the holders of all equity securities present or represented by proxy at the general meeting at which this resolution is proposed, excluding any parties and their associates participating in the specific issue of the redeemable preference shares, which is proposed by this resolution; and

(ii) the passing and registration of both special resolution number 1 and special resolution number 2 proposed in terms of the notice convening the meeting at which this resolution is proposed;

the Company hereby approves:

A. the placing under the control of the directors of the Company, which is hereby done, of the 7 315 200 authorised but unissued redeemable preference shares, and the specific issue of up to a maximum of 7 315 200 redeemable preference shares at a subscription price of R2,00 per share to the Absa ESOP Trust for the benefit of eligible employees in terms of the Absa ESOP Trust, all of which shares are to be registered in the name of the Absa ESOP Trust for the benefit of such eligible employees and such issue to take place simultaneously with the issue of all 73 152 300 redeemable preference shares referred to in ordinary resolution number 1 and by no later than 30 September 2004; and

B. the placing under the control of the directors, which is hereby done, of the authorised but unissued ordinary par value shares of R2,00 each which are established automatically and immediately upon the redemption of any of the 7 315 200 redeemable preference shares pursuant to the exercise of any options attaching to such shares, and the specific issue of such ordinary par value shares of R2,00 each ("Absa subscription shares") to those eligible employees in terms of the Absa ESOP Trust who shall have validly instructed the trustees of the Absa ESOP Trust to exercise the option rights attaching to such redeemable preference shares, such issue to take place in accordance with the option provisions in relation to the redeemable preference shares as set out in article 178 of the articles of association of the Company at a subscription price per Absa subscription share ("option strike price") calculated as follows:

   (a) if the market value an ordinary share is less than or equal to R70,00, then the option strike price shall be R48,00; or

   (b) if the market value of an ordinary share is greater than R70,00 but less than or equal to R100,00, then the option strike price shall be R48,00 plus R0,70 (70 cents) for each complete R1,00 increment in the market value of an ordinary share over R70,00; or

   (c) if the market value of an ordinary share is greater than R100,00, then the option strike price shall be R69,00,

   where for purposes hereof the "market value of an ordinary share" means the 30 business day volume-weighted average trade price of the ordinary shares calculated over the 30 business days immediately preceding the relevant option exercise date, subject to the following conditions:

   (i) should any ordinary shares be restructured in any way, whether by way of a consolidation, sub-division, conversion, or otherwise, then, with effect from the date of such restructuring, appropriate changes shall be made to the subscription rights and option strike price set out above, which changes shall first be certified in writing by the auditors of the Company to be fair and reasonable to the holders of each relevant redeemable preference share; or

(ii) should any of the circumstances referred to in article 176.1.2(b) of the articles of association of the Company prevail and the Company exercises its election referred to in article 176.1.2(b) of the articles of association of the Company, then with effect from the date immediately prior to the relevant adjustments having to be made or such changes taking effect, whichever is the earlier, the Company shall be entitled at its sole election, after consultation with Batho Bonke, to change the option strike price (referred to in article 178) to a fixed option strike price of R58,00 per Absa subscription share."

7. **ORDINARY RESOLUTION NUMBER 4**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

subject to the fulfilment of the following conditions precedent:

(i) the passing of ordinary resolution number 1;

(ii) the subsequent allotment and issue of all 73 152 300 redeemable preference shares to Batho Bonke pursuant to the implementation of ordinary resolution number 1;

(iii) compliance by Batho Bonke with all of its obligations in respect of the nomination of Mrs Nthobi Angel as a director to the board of directors of the Company as set out in clause 6 of the relationship agreement (as that agreement is defined in the circular to which this notice convening the meeting at which this resolution is proposed is attached); and

(iv) compliance to the extent necessary with all applicable regulatory requirements by the Company and the nominated director (Mrs Nthobi Angel) in respect of her nomination as a director to the board of the Company;

that, against and on and with effect from fulfilment of the conditions precedent specified above in this ordinary resolution number 4, Mrs Nthobi Angel's nomination and appointment as a director of the Company be and is hereby approved."

Biographical information on Mrs Nthobi Angel is contained in paragraph 10.4 on page 35 of this circular.

8. **ORDINARY RESOLUTION NUMBER 5**

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

subject to the fulfilment of the following conditions precedent:

(i) the passing of ordinary resolution number 1;

(ii) the subsequent allotment and issue of all 73 152 300 redeemable preference shares to Batho Bonke pursuant to the implementation of ordinary resolution number 1;

(iii) compliance by Batho Bonke with all of its obligations in respect of the nomination of Mr Leslie Maasdorp as a director to the board of directors of the Company as set out in clause 6 of the relationship agreement (as that agreement is defined in the circular to which this notice convening the meeting at which this resolution is proposed is attached); and

(iv) compliance to the extent necessary with all applicable regulatory requirements by the Company and the nominated director (Mr Leslie Maasdorp) in respect of his nomination as a director to the board of the Company;

that, against and on and with effect from fulfilment of the conditions precedent specified above in this ordinary resolution number 5, Mr Leslie Maasdorp's nomination and appointment as a director of the Company be and is hereby approved."

Biographical information on Mr Leslie Maasdorp is contained in paragraph 10.4 on page 36 of this circular.

VOTING AND PROXIES

On a show of hands, every member present in person or by proxy at the general meeting shall have only one vote and a proxy shall have only one vote, irrespective of how many members he/she represents. On a poll every member present in person or by proxy shall have one vote for every share held by such member.

A member entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend and speak and vote in his/her stead. A proxy need not be a member of the Company.

Registered holders of certificated Absa ordinary shares and holders of dematerialised Absa ordinary shares in their own name who are unable to attend the general meeting and who wish to be represented at the general meeting, must complete and return the attached form of proxy in accordance with the instructions contained therein so as to be received by the transfer secretaries, Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 11:45 on Wednesday, 23 June 2004.

Dematerialised shareholders who do not have own name registration and holders of certificated Absa ordinary shares who wish to attend the general meeting, have to contact their CSDP or broker who will furnish them with the necessary authority to attend the general meeting, or they must instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and their CSDP or broker.

By order of the board

W R Somerville
Group secretary

Johannesburg
28 May 2004

ARTICLES OF ASSOCIATION

NEW ARTICLES NUMBERS 174 – 182 TO BE INSERTED AT THE END OF THE CURRENT ARTICLES AFTER THE LAST ARTICLE

"REDEEMABLE PREFERENCE SHARES

174. **General**

174.1 Each of the 80 467 500 redeemable cumulative option holding par value preference shares of R2,00 each ("**the Redeemable Preference Shares**"), shall when allotted be entitled and subject to the rights, privileges, conditions, limitations and obligations which are set out in Articles 174 – 182.

174.2 Against the subscription for the Redeemable Preference Shares and the allotment and issue thereof, the Company shall be obliged to deliver to each holder of the Redeemable Preference Shares, a share certificate in respect of the shares subscribed for by that holder. Such certificate shall be issued within 14 Business Days (and for the purposes hereof "**Business Day**" means any day other than a Saturday, Sunday or gazetted national public holiday in the Republic of South Africa).

175. **Preference Dividends**

175.1 Each Redeemable Preference Share shall confer upon the holder thereof the right to receive out of the profits of the Company a cumulative preferential cash dividend ("**the Preference Dividend**") which will rank in priority to any dividends which may be declared by the Company after the date of issue of the Redeemable Preference Shares, in respect of any ordinary par value share of R2,00 each in the capital of the Company ("**Ordinary Share**") and which Preference Dividend shall accrue on a daily basis and be calculated as follows –

175.1.1 the Preference Dividend shall be calculated on the par value of the Redeemable Preference Share at a rate i.e. ("**the Preference Dividend Rate**") determined by the formula –

R = X x PR;

Where – **R** equals the Preference Dividend Rate;

– **X** = 72%, subject to any change in laws as provided for in article 176 below;

– **PR** = the publicly quoted minimum rate of interest ruling from time to time, nominal annual compounded monthly and expressed as a rate per annum, at which ABSA Bank Limited lends on unsecured overdraft to its most favoured corporate customers (the "**Prime Rate**"). A certificate from any manager of that bank (whose appointment or authority need not be proved) as to the Prime Rate at any time and as to the usual way in which it is calculated and compounded at such time, shall in the absence of clerical or manifest error, be binding on the Company and the holder of the Redeemable Preference Share;

175.1.2 the Preference Dividend shall, save for the first Preference Dividend which shall be calculated from the date of issue of the Redeemable Preference Share, and save for the last Preference Dividend which shall be calculated up to the date of redemption of the relevant Redeemable Preference Share, be due and payable 6 monthly in arrear, on 31 March and 30 September each year ("**the Preference Dividend Date**") to the holders of the Redeemable Preference Shares registered on the Business Day immediately preceding each Preference Dividend Date, it being recorded that the date of redemption of any Redeemable Preference Share shall be deemed to be a Preference Dividend Date in respect of the shares so redeemed;

175.1.3 the Preference Dividend in respect of each Redeemable Preference Share shall be calculated from the day following the last Preference Dividend Date (save that in respect of the first Preference Dividend the calculation shall be from the date of issue of the relevant Redeemable Preference Share) to the next succeeding Preference Dividend Date based on the number of days during that period relative to 365 days;

175.1.4 if any Preference Dividend, whether declared on any relevant Preference Dividend Date or not, is not paid on the relevant Preference Dividend Date, that unpaid dividend ("**the Unpaid Preference Dividend**") shall be increased by an amount equal to interest calculated on the Unpaid Preference Dividend at the relevant Prime Rate, compounded monthly, calculated from the relevant Preference Dividend Date up to the date of payment of the dividend, such increased Unpaid Preference Dividend to be paid by the Company to the Redeemable Preference Share holder prior to the payment of any other Preference Dividend in respect of any Redeemable Preference Shares.

175.2 Preference Dividends shall cease to accrue in respect of any Redeemable Preference Share from the date on which that Redeemable Preference Share is redeemed.

175.3 Payment in respect of Preference Dividends shall be made by cheque sent by the Company by registered post at the risk of the registered holder of the Redeemable Preference Share to the address of that holder recorded in the register of shareholders of the Company, or at the option of the registered holder, to the commercial bank of that holder which is nominated in writing, for the credit of an account nominated in writing by such holder, or otherwise as the directors may from time to time determine.

176. **Change in laws**

176.1 If, in relation to the Company –

176.1.1 there is any change in –

176.1.1.1 any present or future law, rule, regulation, directive, practice or accounting standard; or

176.1.1.2 the interpretation or administration or of any present or future law, rule, regulation, directive, practice or accounting standard (whether or not having the force of law) by any relevant fiscal, monetary or other authority; or

176.1.1.3 the rates, method of calculation or the nature of any tax (including any surcharge or loan levy),

applicable to the Company at the date it issues any of the Redeemable Preference Shares; or

176.1.2 subsequent to the date of issue by the Company of any Redeemable Preference Shares –

176.1.2.1 any tax, penalties or interest are imposed on the Company as a result of any disallowance or reversal or reduction by the Commissioner for the South African Revenue Service or any allowance or deductions claimed by the Company in respect of or arising from the declaration by the Company of dividends or the early redemption by the Company of the Redeemable Preference Shares; or

176.1.2.2 the Company becomes subject to any tax, duty, impost or other charge in respect of or arising from or in consequence of any rights accruing to the Company in terms hereof; or

176.1.2.3 any new law, rule, regulation, directive, practice or accounting standard is promulgated, given or adopted,

and such event has the effect of:

(a) increasing or reducing the rate of tax payable in respect thereof, imposed or levied on the Company then for the purposes of the formula determining the Preference Dividend Rate set out in Article 175.1.1, X in that formula shall be adjusted to take into account the increase or decrease, as the case may be, of the relevant rate of tax, on and with effect from the effective date of any such increase or decrease (and for purposes hereof it is recorded that as at the date of the passing of the

Special Resolution creating the Redeemable Preference Shares, the rate of 72% is based on the assumption of (i) the corporate tax rate being 30%; and (ii) the secondary tax on companies being levied at a rate of 12,5%); and/or

(b) any adjustments having to be made to the existing or any prior income statements and/or balance sheets and/or earnings per Ordinary Share and/or prior years profits, of the Company, then, with effect from the date immediately prior to such adjustments having to be made or such changes taking effect, whichever is the earlier, the Company shall be entitled at its sole election, after consultation with Main Street 169 (Proprietary) Limited, by notice in writing to Main Street 169 (Proprietary) Limited to change the Option Strike Price (referred to in Article 178) to a fixed Option Strike Price of R58,00 per Absa Subscription Share.

177. **Redemption**

177.1 Each Redeemable Preference Share shall be automatically redeemed upon and with effect from –

177.1.1 the Option Exercise Date (as defined in Article 178.5) in respect of any Redeemable Preference Share first following the exercise in terms of Article 178.4 of the Option attaching to that particular Redeemable Preference Share; or

177.1.2 the lapse at 16h00 on the Final Option Exercise Date (as defined in Article 178.2) of any Option (as defined in Article 178.1) in relation to the relevant Redeemable Preference Share, such lapse taking effect in terms of Article 178.3, after which lapse any share certificate issued in respect of the Redeemable Preference Share shall have no value and be of no force or effect;

provided that in the event that if as at the date on which any redemption takes place, the Company does not have profits available out of which the redemption can take place, the redemption may, at the election of the Company, either be delayed until the first date upon which the profits required for such redemption are available to the Company or be implemented by way of a fresh issue of shares.

177.2 Upon the redemption of any Redeemable Preference Share the holder thereof shall be entitled to receive a redemption payment equal to the aggregate of R2,00 in respect of each Redeemable Preference Share redeemed together with an amount equal to the Unpaid Preference Dividend in respect of that Redeemable Preference Share at that redemption date ("**the Redemption Amount**") and the Redemption Amount shall be payable –

177.2.1 in respect of a Redeemable Preference Share where the Option (as defined in Article 178.1) has been exercised, within 10 Business Days of the Option Exercise Date (as defined in Article 178.5); and

177.2.2 in respect of a Redeemable Preference Share where the Option (as defined in Article 178.1) in respect thereof has lapsed, within 10 Business Days of the date of such lapsing;

and in the event of the Company failing to make timeous payment of any Redemption Amount, then the unpaid Redemption Amount shall bear interest from the due date to the date of payment calculated at the Prime Rate.

177.3 Payment of any Redemption Amount (plus any interest thereon) due in respect of any redeemed Redeemable Preference Share shall be made by cheque sent by the Company by registered post at the risk of the holder of the Redeemable Preference Share redeemed, as recorded in the register of shareholders, or at the option of the registered holder, to that holder's commercial bank which has been nominated in writing, for credit of an account nominated in writing by such holder, or otherwise as the directors may from time to time determine.

177.4 Upon the redemption of any issued Redeemable Preference Share, that issued share shall, in terms of this Article 177.4 –

177.4.1 be automatically cancelled as to its issue, but not as to its authorisation; and simultaneously;

177.4.2 be automatically converted from an authorised but unissued Redeemable Preference Share to an authorised but unissued ordinary par value share of R2,00 each ranking *pari passu* in all respects with the authorised Ordinary Shares.

177.5 Each authorised but unissued Redeemable Preference Share as at the Final Option Exercise Date (defined in Article 178.2) shall, on and with effect from the Final Option Exercise Date, in terms of this Article 177.5 be automatically converted from an authorised but unissued Redeemable Preference Share to an authorised but unissued ordinary par value share of R2,00 ranking *pari passu* in all respects with the authorised but unissued Ordinary Shares.

178. **Options**

178.1 Each Redeemable Preference Share shall give to the registered holder of such share, the right and option ("**the Option**") to subscribe for an ordinary par value share of R2,00 in the capital of the Company ranking *pari passu* in all respects with an issued Ordinary Share (an **"Absa Subscription Share**") for the subscription price per Absa Subscription Share ("**Option Strike Price**") calculated as follows:

178.1.1 if the Market Value of an Ordinary Share is less than or equal to R70,00, then the Option Strike Price shall be R48,00; or

178.1.2 if the Market Value of an Ordinary Share is greater than R70,00 but less than or equal to R100,00, then the Option Strike Price shall be R48,00 plus R0,70 (70 cents) for each complete R1,00 increment in the Market Value of an Ordinary Share over R70,00, or

178.1.3 If the Market Value of an Ordinary Share is greater than R100,00, then the Option Strike Price shall be R69,00,

where for purposes hereof the "**Market Value of an Ordinary Share**" means the 30 Business Day volume weighted average trade price of the Ordinary Shares calculated over the 30 Business Days immediately preceding the relevant Option Exercise Date, and provided that the Option Strike Price per Absa Subscription Share shall always be subject to the conditions that:

(a) should any Ordinary Shares be restructured in any way, whether by way of a consolidation, sub-division, conversion, or otherwise, then, with effect from the date of such restructuring, appropriate changes shall be made to the subscription rights and Option Strike Price set out above, which changes shall first be certified in writing by the auditors of the Company to be fair and reasonable to the holders of each relevant Redeemable Preference Share; or

(b) should any of the circumstances referred to in Article 176.1.2(b) prevail and the Company exercises its election referred to in Article 176.1.2(b), then with effect from the date immediately prior to the relevant adjustments having to be made or such changes taking effect, whichever is the earlier, the Company shall be entitled at its sole election, after consultation with Main Street 169 (Proprietary) Limited, to change the Option Strike Price (referred to in this Article 178) to a fixed Option Strike Price of R58,00 per Absa Subscription Share".

178.2 Options may be exercised in lots of 100 only at any time during the period ("**Option Period**") commencing on and including the first Business Day immediately following the 3rd anniversary of the date of issue of the Redeemable Preference Share and ending at 16h00 on the 5th anniversary of the date of issue of the Redeemable Preference Share (such date being referred to as the "**Final Option Exercise Date**").

178.3 If the Option in respect of any Redeemable Preference Share is not exercised, before 16h00 on the Final Option Exercise Date, that Option shall lapse on and with effect from 16h00 on that date and be of no further force or effect.

178.4 In order to exercise an Option (which Options can be exercised in lots of 100 only) the holder of the relevant Redeemable Preference Share must submit to the secretary at the Company's registered address for the time being, a written notification, (the "**Option Exercise Notice**"), setting out –

178.4.1 the number of Options exercised (in lots of 100 only) in respect of which the same number of Absa Subscription Shares shall be subscribed by such holder; and

178.4.2 whether the Absa Subscription Shares to be issued by the Company in respect of such exercised Options, must be issued in dematerialised form in which event the Option Exercise Notice must set out details of the Central Securities Depository Participant which is registered as such in terms of the Custody and Administration of Securities Act, No. 85 of 1992, (the "**CSDP**"), through which CSDP the Absa Subscription Shares will be held, together with full CSDP client details to enable the Company to procure the issue of such shares in dematerialised form, and failing the supply of such details in full, the Absa Subscription Shares will be issued in certificated form;

and each Option Exercise Notice so delivered by a holder of Redeemable Preference Shares, shall be accompanied by –

(a) payment in the form of a banker's draft or bank guaranteed cheque, crossed, marked "**Not Negotiable**" and "**Not Transferable**" and drawn in favour of "**Absa Group Limited**", in respect of the subscription price to be paid for all of the Absa Subscription Shares to be subscribed following the exercise of the Option; and

(b) the share certificate relating to the Redeemable Preference Shares in respect of which the Options are exercised;

it being recorded that in the event of the provisions of this Article 178.4 not being strictly complied with, the Option Exercise Notice may in the discretion of the Company be regarded as void.

178.5 Option Exercise Notices may be delivered to the secretary at any time during the Option Period, but such Option Exercise Notices shall be deemed to become effective only in respect of each complete lot of 100 Options exercised and only on 1 March, 1 June, 1 September or 1 December of each year (or if that day is not a Business Day, the immediately succeeding Business Day or if that day falls within a "**Closed Period**" in respect of the Company, the first Business Day immediately following expiry of the relevant Closed Period), whichever of these days first follows the day of receipt by the secretary of the relevant Option Exercise Notice (the relevant date on which the Option Exercise Notice is deemed to become effective being the "**Option Exercise Date**"). For purposes hereof, the "**Closed Period**" in relation to the Company shall mean the relevant "**closed periods**" as defined in the JSE Listings Requirements from time to time, and includes any "**prohibited period**" applicable to the Company and any periods when directors and employees may not trade in shares of the Company by virtue of any law or any corporate governance practice to which the Company subscribes, as communicated by the secretary to the members from time to time.

178.6 On and with effect from the 10th Business Day immediately following the relevant Option Exercise Date, the Company shall allot and issue to the holder of the relevant Redeemable Preference Shares exercising the Options (in lots of 100 only), the Absa Subscription Shares (in lots of 100 only) in respect of the exercised Options.

178.7 The Company shall apply for the listing on the JSE Securities Exchange South Africa, and any other exchange on which Ordinary Shares are listed, of all Absa Subscription Shares issued arising out of exercised Options.

179. Transfer of Redeemable Preference Shares

179.1 No Redeemable Preference Share shall be transferred in the share register of the Company, without the prior approval of the directors of the Company in writing.

179.2 The directors of the Company shall only be entitled to refuse to approve the transfer of a Redeemable Preference Share if the directors are not satisfied that the transferee is an eligible "historically disadvantaged South African" or "**Eligible HDSA**". For purposes hereof:

- an "**HDSA**" means a citizen of the Republic of South Africa generally recognised as an historically disadvantaged South African in the context of prevailing and/or historical socio-political conditions applicable in the Republic of South Africa, and includes any natural person, company, close corporation, other juristic person or corporate entity, charity, partnership, trust, joint venture, syndicate or other association of persons or entities, or any other person, Controlled by any such citizen or citizens, and includes a "**black person**" as defined in the Empowerment Requirements;

- "**Empowerment Requirements**" means the empowerment requirements applicable from time to time to financial institutions in the financial sector (including the Company), contained in the Financial Sector Charter and score card and related black empowerment legislation, in the Republic of South Africa;
- an "**Eligible HDSA**" means any person who is an HDSA and who is reasonably acceptable in writing to the directors of the Company;
- "**Control**" of or in relation to any person (including but not limited to any natural person, company, close corporation or other juristic or corporate entity, charity, partnership, trust, joint venture, syndicate or other association of persons or entities) means that some other person possesses or is vested with, or some other persons (individually or collectively) possess or are vested with, the right, power and/or privilege, and/or obligations, directly or indirectly, to direct or cause the direction of the management and/or strategic direction and/or policies of that person, by any means whatsoever (including ownership, possession or the right of use of any shares, interest, or securities or any other right, powers or privileges, or by contract, or otherwise).

180. **Abrogation of rights**

180.1 Notwithstanding anything to the contrary contained in these Articles –

180.1.1 the rights and privileges attaching to the Redeemable Preference Shares may not be modified, altered, varied, added to or abrogated; and/or

180.1.2 no share in the capital of the Company, ranking in priority to or *pari passu* with the Redeemable Preference Shares shall be created or issued; and/or

180.1.3 no further preference shares of the same class as the Redeemable Preference Shares shall be issued by the Company;

without the prior approval of the holders of the Redeemable Preference Shares given by way of a resolution passed as if it were a Special Resolution in terms of the Act, by the holders of the Redeemable Preference Shares after notice as required in terms of the Act for such a Special Resolution has been given to the holders of the Redeemable Preference Shares or given by way of a written approval signed by all of the holders of the issued Redeemable Preference Shares.

180.2 Where only some of the Redeemable Preference Shares then in issue are redeemed, the provisions of this Article shall nevertheless remain effective in respect of the Redeemable Preference Shares which have not been redeemed.

181. **Rights on winding up**

On a winding up of the Company, the Redeemable Preference Shares will confer on the holders thereof a right to the surplus assets of the Company being the lesser of the par value of the Redeemable Preference Shares and the same rights to surplus assets of the Company on the winding up attaching to the issued Ordinary Shares of the Company, on a fully diluted basis.

182. **Ranking *Pari Passu* with Ordinary Shares**

Save for the rights, privileges, conditions, limitations and obligations relating to the Redeemable Preference Shares set out in Articles 174 – 182, each Redeemable Preference Share shall be subject in all respects to the JSE Listings Requirements and shall rank *pari passu* with each Ordinary Share in all respects and in particular, but without limiting the generality of the above, the holders of a Redeemable Preference Share shall have the same rights in terms of the Act and these Articles as the holder of an Ordinary Share as regards voting, notices, rights issues, and any restructuring of the Company and/or its share capital."

BATHO BONKE CONSORTIUM

Full name	Initial members allocable Batho Bonke shares	Future members allocable Batho Bonke shares (Note 1)	Total Batho Bonke shares
Mvelaphanda Holdings (Proprietary) Limited	14 630 360	–	14 630 360
Business Venture Investments No. 819 (Proprietary) Limited	2 560 330	4 754 900	7 315 230
Business Venture Investments No. 821 (Proprietary) Limited	2 560 330	4 754 900	7 315 230
Business Venture Investments No. 838 (Proprietary) Limited – HDSA SPV	–	17 556 552	17 556 552
Mkhuseli Jack	585 218	2 340 874	2 926 092
James Ngculu	292 609	1 170 437	1 463 046
Tony Ruiters	292 609	1 170 437	1 463 046
Anthony Rooiland	585 218	2 340 874	2 926 092
Pat Matosa	585 218	2 340 874	2 926 092
Kaobitsa Maape	585 218	2 340 874	2 926 092
David Moshapalo	585 218	2 340 874	2 926 092
Monana Nhlanhla	585 218	2 340 874	2 926 092
Laduma Temba	585 218	2 340 874	2 926 092
Mathews Phosa	585 218	2 340 874	2 926 092
	25 017 982	48 134 218	73 152 200
Plus: The initial nominal shareholding held by HDSA SPV in Batho Bonke at the commencement of the proposed transactions			100
Subject to implementation of the BEE transaction, the total number of Batho Bonke shares in issue shall be			73 152 300

Note 1 – the shares are to be sold and transferred by 30 September 2004 to the BEE groupings (being the remaining members of the Batho Bonke consortium) referred to in paragraph 3.3 of this circular.

Absa Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE code: ASA) (Issuer code: AMAGB)
(ISIN: ZAE 000013389)
("Absa")

FORM OF PROXY

For the use of shareholders registered as such, and who have not dematerialised their Absa ordinary shares or hold dematerialised Absa ordinary shares in their own name, at the general meeting to be held at Absa, PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, on Friday, 25 June 2004 at 11:45 ("the general meeting").

Shareholders who have dematerialised their Absa ordinary shares and do not have own name registration must inform their Central *Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and request their CSDP or broker* to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person. Such shareholder must not return this form of proxy to the transfer secretaries.

I/We (BLOCK LETTERS please)

of

Telephone (work) ( ) (home) ( )

being the holder(s) of ordinary shares in Absa, hereby appoint (see note 1):

1. or failing him/her,

2. or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend and speak and vote for me/us on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing with or without modification, special and ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued ordinary share capital of Absa registered in my/or name/s, in accordance with the following instructions (see note 2):

	Insert an "X" or the number of shares (see note 2)		
	For*	**Against***	**Abstain***
1. Special resolution number 1 (increase in Absa's authorised share capital by the creation of 80 467 500 redeemable preference shares, subject to the fulfilment of certain conditions precedent specified in the resolution)			
2. Special resolution number 2 (amending Absa's existing articles of association by the addition of the proposed new articles setting out the terms and conditions of the redeemable preference shares, subject to the fulfilment of certain conditions precedent specified in the resolution)			
3. Special resolution number 3 (granting authority to Absa to issue ordinary shares pursuant to the exercise of the options attaching to the redeemable preference shares)			
4. Ordinary resolution number 1 (granting authority to the directors of Absa to issue 73 152 300 redeemable preference shares to Batho Bonke, subject to the fulfilment of certain conditions precedent specified in the resolution)			
5. Ordinary resolution number 2 (granting authority to Absa to adopt the Absa ESOP Trust, subject to the fulfilment of certain conditions precedent specified in the resolution)			
6. Ordinary resolution number 3 (granting authority to the directors of Absa to issue up to a maximum of 7 315 200 redeemable preference shares to the Absa ESOP Trust, subject to the fulfilment of certain conditions precedent specified in the resolution)			
7. Ordinary resolution number 4 (approving the appointment of Mrs Nthobi Angel as a director of Absa, subject to the fulfilment of certain conditions precedent specified in the resolution)			
8. Ordinary resolution number 5 (approving the appointment of Mr Leslie Maasdorp as a director of Absa, subject to the fulfilment of certain conditions precedent specified in the resolution)			

**Insert an "x" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in Absa, insert the number of shares held in respect of which you desire to vote (see note 2).*

Signed at on 2004

Signature

Assisted by me (where applicable)

Each member is entitled to appoint one or more proxies (who need not be a member/s of Absa) to attend, speak and vote in place of that member at the general meeting.

Please read the notes on the reverse side of this form of proxy.

Notes:

1. A member may insert the name of a proxy or the names of one alternative proxy of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the shareholder. The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Please insert an "X" in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in Absa, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of the votes exercisable by the shareholder or by his/her proxy.

3. Forms of proxy must be received by the transfer secretaries, Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), by no later than 11:45 on Wednesday, 23 June 2004.

4. Where there are joint holders of any Absa ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares needs to sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms of this form of proxy.

6. Any alterations or corrections to this form of proxy must be signed in full and not initialled.

7. If this form of proxy is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form of proxy for noting (unless it has already been noted by the transfer secretaries).

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

9. The chairman of the general meeting may accept any form of proxy which is completed, other than in accordance with these notes, if the chairman is satisfied as to the manner in which the shareholder wishes to vote.

10. Shareholders who have dematerialised their Absa ordinary shares, other than holders of dematerialised Absa ordinary shares in their own name, must inform their CSDP or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend the general meeting or to provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.